Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

This Management’s Discussion and Analysis is prepared as of November 26, 2013

A copy of this report will be provided to any shareholder who requests it.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of Platinum Group Metals Ltd. (“Platinum Group”, the “Company” or “PTM”) is dated as of November 26, 2013 and focuses on the Company’s financial condition and results of operations for the year ended August 31, 2013. This MD&A should be read in conjunction with the Company’s consolidated audited financial statements for the year ended August 31, 2013 together with the notes thereto (the “Financial Statements”).

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”). All dollar figures included therein and in the following MD&A are quoted in Canadian Dollars unless otherwise noted. All references to “U.S. Dollars” or to “US$” are to United States Dollars. All references to “R” or to “Rand” are to South African Rand.

PRELIMINARY NOTES

NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” and “forward-looking information” within the meaning of applicable US and Canadian securities legislation (collectively, “Forward-Looking Statements”). All statements, other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words “expect,” “anticipate,” “estimate,” “may,” “could,” “might,” “will,” “would,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “strategy,” “goals,” “objectives,” “projection” or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A include, without limitation, statements with respect to:

•	revenue, cash flow and cost estimates and assumptions;

•	production estimates and assumptions, including production rate, grade per tonne and smelter

•	recovery;

•	project economics;

•	project debt financing;

•	future metal prices and exchange rates;

•	mineral reserve and mineral resource estimates;

•	production timing; and

•	potential changes in the ownership structures of the Company’s projects.

Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the technical reports described herein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical reports and ongoing estimates.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

•	inability of the Company to find an additional and suitable joint venture partner for the Project 1 (as defined herein) and Project 3 (as defined herein) platinum mines;

•	failure of the Company or its joint venture partners to fund their respective pro-rata share of funding obligations;

•	additional financing requirements;

•	history of losses and ability to continue as a going concern;

•	no known mineral reserves on most of the Company’s properties and delays in, or inability to achieve, planned commercial production;

•

discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

•	fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States Dollar;

•	metals price volatility;

•	difficulty enforcing certain judgments involving United States federal securities laws;

•	the Company’s potential guarantee obligations under the proposed New Project Loan Facility (as defined herein), if consummated;

•	delays in the start-up of the Project 1 platinum mine which could result in a default under the New Project Loan Facility, if consummated;

•	the ability of the Company to retain its key management employees; conflicts of interest;

•	any disputes or disagreements with the Company’s joint venture partners;

•	the costs of increasing Black Economic Empowerment ("BEE") in the Company's mining and prospecting operations;

•	certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire common shares of the Company;

•	the Company’s designation as a “passive foreign investment company” and potential adverse U.S. federal income tax consequences for U.S. shareholders;

•

exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

•	property and mineral title risks including defective title to mineral claims or property;

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

•

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

•	equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;

•	environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations;

•	extreme competition in the mineral exploration industry;

•	risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to legislation;

•	no expectation of paying dividends, share price volatility, global financial conditions and dilution due to future issuances of equity securities; and

•	the other risks disclosed under the heading “Risk Factors” in this MD&A.

These factors should be considered carefully, and investors should not place undue reliance on the Company’s Forward Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

The mineral resource and mineral reserve figures referred to in this MD&A are estimates and no assurances can be given that the indicated levels of platinum (“Pt”), palladium (“Pd”), rhodium (“Rh”) and gold (“Au”) (collectively referred to as “4E”) will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the mineral resource and mineral reserve estimates included in this MD&A are well established, by their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Any Forward Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES:

Estimates of mineralization and other technical information included or incorporated by reference herein has been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

TECHNICAL AND SCIENTIFIC INFORMATION:

The technical and scientific information contained in this MD&A has been reviewed and approved by R. Michael Jones, P.Eng, President and Chief Executive Officer and a director of the Company. Mr. Jones is a non-independent “qualified person” as defined in NI 43-101 (a “Qualified Person”).

1.      DESCRIPTION OF BUSINESS

Platinum Group Metals Ltd. is a British Columbia, Canada company amalgamated on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a platinum-focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa and in Canada.

The Company’s business is currently focused on the construction of the Project 1 platinum mine (“Project 1”) and the exploration and initial engineering on the newly discovered Waterberg Platinum deposit, where the Company is the operator of the Waterberg joint venture project (the “Waterberg JV Project”) with the Japanese Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”). The Company has also expanded its exploration on to the prospecting rights covering 530 square kilometers immediately adjacent and north of the Waterberg JV Project property (the “Waterberg Extension Project” and, together with the Waterberg JV Project, the “Waterberg Projects”). As a result of the resource scale and thickness of the Waterberg deposit, the Waterberg Projects have increased in importance in the Company’s business over the past year.

The Company’s current complement of managers, staff and consultants in Canada consist of approximately 13 individuals and the Company’s complement of managers, staff, consultants and casual workers in South Africa consist of approximately 139 individuals.

Project 1 is operated by the Company on an “owner managed-contractor” basis. At present the Company has 20 of its staff, 41 technical services and security staff and 11 human resources and labour consultants assigned to Project 1. JIC Mining Services (“JIC”) has approximately 429 people assigned to both the north and south mine areas at Project 1. Engineering, procurement, construction and management (“EPCM”) contractor DRA Mining (Pty) Ltd. completed its initial engagement with the Company for Phase 1 establishment of the underground development of the north mine declines in mid-2012, after which Company personnel assumed management over underground services provided by JIC. Since December 2012 DRA Mineral Projects (Pty) Ltd. (“DRA”) has been formally engaged as EPCM contractor for commencement of Phase 2 surface infrastructure including mill and flotation circuit construction. DRA is managing approximately 589 people working on site at Project 1 assigned to earthworks, civil construction of surface infrastructure, civil construction of the concentrator plant and perimeter security fencing. Of the people working on site at Project 1 in South Africa at present, approximately 20% are people from the local communities surrounding Project 1.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

General management and support services in South Africa have grown in the year in response to growth at Project 1 and the Waterberg Projects. New office premises were leased in the fourth fiscal quarter in Canada due to the expiration of lease arrangements and new offices were leased in South Africa due to growth. In addition to its existing general office space, the Company utilizes facilities at the Company-owned Sundown Ranch property for Project 1 mine site administration, site induction and staff services and uses a secure compound and core storage facility at the Company-owned Elandsfontein Farm, adjacent to Project 1. The Company also rents a secure compound for core storage, administration and field services near the Waterberg Projects.

New Personnel

The Company is following a plan and strategy with regard to the hiring of new personnel as Project 1 advances. During the year ended August 31, 2013 the Company’s South African operating subsidiary hired a senior Financial Manager, a Safety Health and Environment Manager, a Social and Labor Plan Coordination & Execution Manager, a senior Cost Engineer, a Cost Accountant as well as several other technical and administrative staff members.

2.    PROPERTIES

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

The Company evaluates the carrying value of its property interests on a regular basis. Any properties management deems to be impaired are written down to their estimated net recoverable amount or written off. For more information on mineral properties, see below and Notes 4 and 5 of the Company’s Financial Statements.

South African Properties

The Company conducts its South African exploration and development work through its wholly-owned direct subsidiary Platinum Group Metals RSA (Pty.) Ltd. (“PTM RSA”). Development of Project 1 is conducted through Maseve Investments 11 (Pty) Ltd. (“Maseve”), a company that will be held 77.55% (1) by PTM RSA and 22.45% by Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”), which is in turn owned 100% by Johannesburg Stock Exchange listed Wesizwe Platinum Limited (“Wesizwe”).

(1)

Subsequent to August 31, 2013, Africa Wide failed to meet its US$21.8 million share of a cash call for Project 1. Based on the dilution formula contained in the Maseve Shareholders Agreement (the “Maseve Shareholders Agreement”) the Company has calculated that once it has paid its 74% share of the approved cash call into Maseve, Africa Wide will be diluted by 4.98% to a holding in Maseve of 21.02%. Africa Wide has instead calculated its dilution at 3.55%, reducing their shareholding, in their opinion, to 22.45%. At meetings of the shareholders and then of the board of directors of Maseve held on November 11, 2013 resolutions were unanimously approved to issue shares in Maseve to PTM RSA in order to dilute Africa Wide by 3.55% with the possible further dilution of another 1.43% being referred to arbitration for determination according to the terms of the Maseve Shareholders Agreement.

The Company is the operator of the Waterberg Projects, consisting of the Waterberg JV Project and the Company’s exploration on prospecting rights on the Waterberg Extension Project. The Company conducts all of its exploration activities at the Waterberg Projects through PTM RSA. As a result of the resource scale and thickness of the Waterberg deposit, exploration activities at the Waterberg Projects have increased in importance in the Company’s business over the past year.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

Projects 1 and 3 – Operations in the Period

During the year ended August 31, 2013, the Company incurred $69.5 million in development costs for Project 1 and did not incur any significant costs on Project 3, located adjacent to and to the north of Project

1. In the prior year comparative period, total Project 1 and Project 3 expenditures amounted to $16.4 million. At August 31, 2013, the Company carries total deferred development costs related to Project 1 of $235 million and another $3.2 million related to Project 3. Africa Wide’s non-controlling 26% interest in Maseve as at August 31, 2013 is recorded at $51.4 million.

The Phase 1 development program was budgeted at R856.83 million (approximately US$100 million at the time). Including the effect of both increases and decreases in scope, Phase 1 was completed in March 2013 at a total cost of R777.20 million; however a further amount of R81.3 million related to deferred expenditures for electrical services is still expected to be incurred, bringing the Phase 1 total cost essentially to budget. Phase 1 was completed approximately 12 weeks behind original schedule as set at commencement. Schedule delays occurred as a result of the time taken to obtain permits and sub-optimal civil contractor performance early in Phase 1 related to electrical procurement, construction of sumps and high wall steel work installation. These delays caused difficulty in the scheduling of duties and handover between civil and underground contractors. Initial underground mining cycle times and face advance were less than planned as well, a situation which was later rectified. During the period from February to March 2013 advance was halted or delayed for approximately a month due to a Notice under Section 54 of the Mine Health and Safety Act (1996) as described below.

The north decline box cut excavation brings the working area down an access ramp from surface for 128 metres linear and 20 metres vertical to where the north declines enter the underground. From the portal entrance or “collar” the north declines are now approximately 1,374 metres linear (at October 31) and approximately 215 metres vertical (at October 31) into the underground. Approximately 1,033 (at October 31) metres of lateral development, reef drives and ventilation headings have been completed. Multiple cross cuts between declines of 10 metres in length and multiple re-muck bays have also been installed as well as sumps and water management facilities. A ventilation raise bore was commenced in August 2013 and completed in October 2013.

On March 28, 2013 the Merensky Reef was intercepted in the north declines as had been projected in the mine geological model. An underground drive along the strike of the deposit has now advanced on the Merensky reef northward for approximately 146 metres (258 at October 31). Raise developments into the mine blocks has commenced and continues. Shallow Merensky Reef mine blocks are exhibiting rolling features where the critical zone of the Bushveld Igneous Complex is in close proximity to the Transvaal Sediment floor rocks. This condition, referred to as an abutment facies of the Merensky Reef, is common to the shallow portions of the adjacent operating mine. Small scale stock piling of Merensky Reef material on surface has begun. As development opens areas of Merensky reef, an evaluation of the initial mining blocks will be completed by Company geologists and engineers. The north declines are continuing from the shaft bottom infrastructure targeting deeper mine blocks. At several locations near the bottom of the north declines localised rock conditions have required the installation of additional support.

Crews working on the north declines regularly achieve rates of face advance at the planned 100 metres per month as described in the technical report entitled “Updated Technical Report (Updated Feasibility Study Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)” dated November 20, 2009 with an effective date of October 8, 2009 prepared by Gordon I. Cunningham, Charles J. Muller, Timothy V. Spindler and Byron Stewart (the “2009 UFS”). The rate of underground development in the north and south declines continues to be an important factor with respect to future mine production rates. Delays in underground development, stopping rates and planned tonnages may result in delayed start-up of production and may have a negative impact on peak funding and working capital requirements.

During the year ending August 31, 2012, geo-technical drilling and survey work was completed at the planned site of the twin southern declines. A tender process was completed and the Company awarded a contract for earthworks and civil construction at the south decline site. This work commenced after a mining right for Project 1 was granted in April 2012 (the “Mining Right”). As of the date of this MD&A, the south box cut is complete and underground mining has now advanced the twin declines for approximately 88 metres (148 metres at October 31). The south decline Phase 2 development is behind the original planned schedule. The development of the south declines has progressed slower than anticipated due to poor ground conditions in the first 50 metres vertical from surface. Work to deal with these conditions included grouting, void filling and the installation of steel sets. The south declines are in a position to advance into more competent rock. Development rates are improving as vertical depth increases.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

On June 14, 2013 the Company announced that as a result of the slower development rates in the south mine and a one month project delay as a result of Section 54 safety work stoppages, the targeted start date for first concentrate production had been adjusted by six months to mid-2015.

As of the date of this MD&A, approximately $190 million has been invested in Phase 1 and Phase 2 construction and estimated initial production and concentrate sales in mid-2015 are expected to be further delayed. The amount of time for the further delay of first concentrate sales depends on the delay in final financing arrangements for the Project 1 and other factors. The ramp-up profile for production from commencement forward over the following two years is similar to previous projections. Delays in ramp-up profile could occur if underground development rates fall behind plan, potentially resulting in delayed revenue from concentrate sales, which would negatively impact peak funding requirements.

Since late 2012 the Company and DRA have been working on design work and preparations for the Phase 2 construction of milling, concentrating and tailings facilities. Tenders for the Primary Mill components, mining development and equipment and other project expenditures have been adjudicated and orders have now been placed resulting in a commitment of R1.167 billion ($120 million at August 31, 2013) over the next two years. The primary run of mine ball mill has been ordered from Outotec RSA (Pty) Ltd. and cleaner flotation cells have been ordered from Metso Mining and Construction (South Africa) Pty Ltd. Phase 2 construction at Project 1 commenced in early January 2013 and earth works and laydown areas for mill and concentrator facilities are now mostly complete. Foundations for major mill and concentrator components are above ground as well. Civil engineering and construction work is well advanced and on schedule. Expected deliveries for all major components remain on schedule. Ancillary servicing for the north decline site, including buildings, piping, cabling, fencing and security, has been completed.

Electrical generating capacity has been overwhelmed by demand in recent years in South Africa, but additional capacity is currently under construction. See “Risk Factors”.

South African power utility company ESKOM (“ESKOM”) gave notice to Maseve in March 2013 that it will be unable to install a planned 132KVA power infrastructure for delivery of a full 40 megavolt ampere (“MVA”) service to Project 1 as originally scheduled. Notwithstanding this the Company expects that power requirements for Project 1 will be met as and when required. Power lines and a sub-station at commercial scale have been installed on site. A construction supply of 1.5 MVA was installed to the property in 2012. ESKOM has completed installation of transformers for an initial 10MVA service to site and commissioning of that service occurred in October 2013. The mining and milling operations of Project 1 do not require more than 20 MVA for several years and the full 40MVA service is not required until 2017 and beyond in the current mine plan. ESKOM’s engineers and the Company have approved a plan to use an existing 88KVA regional infrastructure to provide the mine site with power as needed during ramp-up and documentation for this change is in progress.

The Company has paid deposits to ESKOM of R51.71 million (approximately $5.32 million at August 31, 2013) of R142.22 million in estimated costs (approximately $14.63 million at August 31, 2013) for ESKOM’s work in designing and constructing infrastructure for the delivery of electrical power to the property.

In February 2013 the National Energy Regulator of South Africa approved an 8% annual rate increase in the electricity tariff for the next five years. This escalation is within the general sensitivities for total costs as considered in the 2009 UFS. Increased power costs will affect all producers of platinum in South Africa.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

At full capacity the Project 1 mine is estimated to require a maximum water supply of 6 megalitres/day (“ML/day”). In 2011, Maseve entered into an agreement with regional water supplier Magalies Water (“Magalies”) for a temporary 0.5 ML/day water supply. The construction of a water pipeline to site was completed in 2012 and the temporary water supply is now in service. On site water management infrastructure was built at a scale suitable for full scale production for Project 1. An agreement between Maseve and Magalies for a permanent water supply of 6 ML/day was executed in late November 2012 and full scale service is expected to begin when required. Magalies, Wesizwe and Maseve are currently cooperating to design, purchase and install a pipeline connected to Magalies local supply for delivery of full scale service as planned to both Project 1 and Wesizwe’s nearby operations. Magalies currently has existing capacity to supply Project 1, but will need to complete new regional infrastructure to meet expected mine and municipal demand in the future.

On September 5, 2012, Maseve received notice from Rustenburg Platinum Mines Ltd. (“RPM”) regarding RPM’s exercise of its 60-day right of first refusal to enter into an agreement with Maseve on terms equivalent to indicative terms agreed to by Maseve with another commercial off-taker for the sale of concentrate produced from Project 1 and Project 3. Formal legal off-take agreements were executed in April 2013 based on the third party indicative terms. The terms of the executed off-take agreement with RPM are not materially different than those modeled in the 2009 UFS.

Working with a third party specialist, the Company has acquired and maintains insurance coverage in South Africa for Project 1 including policies for course of construction, wrap around liability and a South African special risks policy.

Project 1 - Safety

The Company considers safety at Project 1 to be its first priority. A formalized safety training, testing and monitoring regime administered by a third party specialized consulting firm has been underway for Project 1 since commencement of Phase 2 and continues at present.

On February 13, 2013 Moshiko Molepo, an employee of a surface earth works contractor, was involved in an incident on surface at the Project 1 mine site and subsequently died while receiving medical care. A formal inquiry with respect to the fatality was commenced on August 20, 2013 for three days and was then adjourned. The inquiry was scheduled to reconvene in late 2013 but was postponed to March 2014. The Company does not anticipate any material claims being brought against it arising from this incident.

As a result of the tragic incident, on February 14, 2013 a notice under Section 54 of the Mine Health and Safety Act (1996) (the “Notice”) required the Company to stop all operations on site pending compliance with various instructions in the Notice and until upliftment of the Notice by the principal inspector of mines. The Notice was uplifted on March 5, 2013 and the Company resumed mine building operations and underground development.

Project 1 - Financial Overview

The Company completed a definitive feasibility study in July 2008 and the 2009 UFS in October 2009 for Project 1, which was at that time a portion of the Western Bushveld Joint venture (“WBJV”) in South Africa. Included in each study is a declaration of four element or “4E” reserve ounces of combined platinum, palladium, rhodium and gold at the time of publication.

The base case for the 2009 UFS was modeled using 3 year trailing metal prices at September 2009, including US$1,343 per ounce platinum, an exchange rate of R8 to the U.S. Dollar. Since April 2013 there has been significant volatility in the market prices for base metals and for gold and other precious metals such as platinum and palladium. In recent months the Rand has weakened to approximately 10 to each 1 US$. Weakening metal prices or a stronger Rand will each have a negative effect on peak funding estimates for Project 1. The escalation of costs, metal price volatility, production ramp up timing and Rand volatility are all material risk factors for Project 1.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

The Company completed an equity financing in October 2010 and a portion of the proceeds was used to initiate a US$100 million Phase 1 development and bulk sample program at Project 1, which also included surface and earth works.

In April 2012, the Company completed a revised cost budget estimate based on post-2009 UFS work for inclusion in a financial model for the Lenders. The Company referred to industry sources and Qualified Persons for updated cost information and also applied experience gained during procurement and construction under the Phase 1 development program currently underway. The revised peak funding estimate, which is calculated in Rand, was published in April 2012 and includes both Phase 1 and Phase 2 in their entirety. The revised estimate was approximately US$506 million (at R8 to the US$) for the construction and commissioning of Project 1, representing an escalation of approximately 14% since the 2009 UFS. Operating costs per tonne were estimated to have escalated approximately 24% since the 2009 UFS. These operating cost escalation estimates are in keeping with inflation rates and industry experience in South Africa since 2009.

On June 14, 2013 the Company announced that as a result of slower than planned development rates in the south mine, and a one month project delay as a result of Section 54 safety work stoppages, the targeted start date for first concentrate production had been adjusted by six months to mid-2015. As of the date of this MD&A, approximately $190 million has been invested in Phase 1 and Phase 2 construction and estimated initial production and concentrate sales in mid-2015 are expected to be further delayed. The amount of time for the further delay of first concentrate sales depends on the delay in final financing arrangements for the Project 1 and other factors. The ramp-up profile for production from commencement forward over the following two years is similar to previous projections.

The Company is seeing escalation in Rand terms at Project 1 in areas such as labour, diesel fuel, power and certain supplies. These escalations have been consistent with those seen in the South African mining industry in general over recent years. Major service contracts and equipment purchase contracts are collectively in keeping with previous cost estimates plus industry escalation. The Company’s original cost estimates were modelled at 8 Rand to the US Dollar. With the Rand currently at or near 10 Rand to the US dollar these cost escalations are substantially offset in dollar terms, however, diesel petroleum products are marked to US$ prices and a weakening Rand has the effect of raising Rand based fuel costs.

When based on longer term metal price assumptions the net effect of escalation and project delays was estimated by the Company in June, 2013 at less than a 10% increase from previous cost estimates in US dollars, however weakening metal price assumptions or a stronger Rand will each have a negative effect on peak funding estimates for Project 1. Delays in underground development or delays in delivery of ore tonnage to surface stockpiles will also have a negative effect on peak funding requirements. The escalation of costs, metal price volatility, production ramp up timing and Rand volatility are all material risk factors for Project 1. At the time of writing, as a result of the decision of Africa Wide on October 18, 2013 not to fund an approved cash call by Maseve and the consequent delays in finalization of the Project 1 finance package including project lending, a procurement freeze has been implemented on Project 1. This delay in implementing construction contracts combined with potential delays in ramping-up mining ore may result in a decision to further delay the completion of mill construction and the first concentrate sales.

Apart from delays and updated financial estimates, the general mine plan for Project 1 is substantially unchanged from the 2009 UFS with a steady state production rate of 275,000 4E platinum, palladium, rhodium and gold derived from decline accessed Merensky and UG-2 ore.

Project 1- Senior Loan Facility

On August 1, 2011, the Company entered into an agreement mandating a syndicate of banks (the “Lenders”) to arrange for a US$260 million project finance loan to Maseve for the development of Phase 2 of Project 1 (the “Original Proposed Loan Facility”). By late 2012 the Original Proposed Loan Facility had advanced through detailed technical, financial and legal due diligence. Credit committee approval by the Lenders was announced on December 6, 2012. Closing and draw down of the Original Proposed Loan Facility was still subject to the negotiation and execution of definitive documentation and certain conditions precedent, including, among other things, the Company matching certain financial ratios including debt to equity for the full cost to complete, as determined by the banks at the time of draw down, the acquisition and maintenance of all requisite permits and licences and the establishment of an agreed metals hedging program. The Company was also to be responsible for its 74% share of a cost overrun facility, estimated to be between US$50 million and US$100 million on a 100% basis, and working capital as needed to satisfy the Lenders’ requirements. The Company would have been required to fund its 74% share of Project 1 funding over and above that which would have been provided by the Original Proposed Loan Facility.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

The issuance of additional equity capital, if available, to fund project capital requirements and a cost overrun facility may result in substantial dilution to existing shareholders and would require the approval of the New Lenders (as defined below).

On October 18, 2013 the 26% partner in the Project 1 platinum mine, Africa Wide, a subsidiary of Wesizwe, informed the Company that they would not be funding their approximate US$21.8 million share of a budget and cash call unanimously approved by the board of directors of the Project 1 operating company Maseve. Africa Wide was also to be a guarantor and obligor to the above mentioned Original Proposed Loan Facility. Subsequent to their announcement on October 18, 2013 the Company began working with potential lenders to re-structure the Original Proposed Loan Facility wherein the Company will be the primary guarantor and obligor.

On November 8, 2013 the Company entered into a new mandate letter with Barclays Bank PLC, Absa Corporate and Investment Bank, a division of Absa Bank Limited, Caterpillar Financial SARL and Societe Generale (the “New Lenders”) for a US$195 million project loan facility (the “New Project Loan Facility”). The new mandate letter is subject to the finalization of a facility agreement and, among other conditions, the New Lenders’ financial and continued technical due diligence of the Company and the receipt of necessary regulatory approvals for the sale of Africa Wide’s diluted interest in Maseve to a qualified BEE entity. The loan facility agreement will require a cost overrun facility and metal and currency hedging, as well as normal conditions precedent.

There is no certainty that the Company will be able to successfully complete the New Project Loan Facility. Failure by the Company to complete the New Project Loan Facility or alternative financing for Project 1, or to provide its share of required funding may result in the delay or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests.

As a part of the New Project Loan Facility the Company will be required to guarantee the obligations of Maseve by a pledge to the New Lenders of its interests in the capital of Maseve and its interests in the Waterberg Projects. See “Risk Factors”.

As a result of the failure to fund their share of the above mentioned cash call, and determined in accordance with the dilution provisions of the Maseve Shareholders Agreement, the Company estimates that Africa Wide will dilute from 26% to approximately a 21.02% (1) interest in Maseve and therefore Project

1. As Africa Wide is the Company’s BEE partner for Project 1, and legislation and regulations in South Africa require a 26% equity stake in mining rights to remain in good standing, the Company immediately advised the Department of Mineral Resources of the Government of South Africa (“DMR”) of Africa Wide’s decision and the dilution implications as a result thereof. The DMR has provided the Company with a letter stating that it will apply the provisions of the Minerals and Petroleum Development Act 28 of 2002 ("MPRDA") related to any administrative processes or decisions to be conducted or taken within a reasonable time and in accordance with the principles of lawfulness, reasonableness and procedural fairness in giving the Company the opportunity to remedy the effect of Africa Wide’s dilution. The Company is currently working on a plan to sell the diluted percentage interest in Maseve previously held by Africa Wide into another bona fide BEE company when shares in Maseve are issued to PTM RSA to account for the dilution of Africa Wide.

(1)

Based on the dilution formula contained in the Maseve Shareholders Agreement the Company has calculated that once it has paid its 74% share of the approved cash call into Maseve, Africa Wide will be diluted by 4.98% to a holding in Maseve of 21.02%. Africa Wide has instead calculated its dilution at 3.55%, taking them down to a holding of 22.45% in their opinion. At meetings of the shareholders and then of the board of directors of Maseve held on November 11, 2013 resolutions were unanimously approved to issue shares in Maseve to PTM RSA to dilute Africa Wide by 3.55% with the possible further dilution of another 1.43% sent to arbitration for determination according to the terms of the Maseve Shareholders Agreement. See previous comments above.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

Labour in South Africa

There has recently been significant labour unrest and demands for higher wages by certain labour groups across the gold and platinum mining industries in South Africa. Both legal and illegal or “unprotected” strikes have occurred at several mines since the beginning of August 2012. In limited cases, wage increases have been agreed to by the management of some mining companies. To date, the Company has seen no adverse labour action on its site at the Project 1 mine.

The Company has worked closely with local communities and human resource specialists Requisite Business Solutions (Pty) Ltd. for several years in order to create a database of local persons interested in work at the Project 1 mine, including their skill and experience details. The Company has set a minimum target of 30% local employment for the mine, including persons under the employ of contractors. At present approximately 20% of the onsite workforce is comprised of local persons from the surrounding communities.

The primary union at Project 1 representing the workers of underground mining contractor JIC is the National Union of Mineworkers (“NUM”). The Company maintains an active dialogue with JIC, NUM and its own employees. Should higher salaries and wages occur across the industry, the Company will likely be required to comply with higher pay bands, and an increase in labour costs, and therefore higher operating costs could occur. See “Risk Factors”.

Project 1 and 3 - Mineral Resources and Reserves

The Company provided a statement of mineral reserves for Project 1 in the 2009 UFS and an updated statement of mineral resources for Project 1 in a NI 43-101 technical report dated November 20, 2009 entitled “An Independent Technical Report on Project Areas 1 and 1A of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 1 Report”). An updated NI 43-101 technical report dated August 31, 2010 entitled “Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 3 Report”) was later filed with respect to Project 3. Project 1 hosts an estimated 2.801 million measured four element or “4E” ounces of platinum, palladium, rhodium and gold (14.067 million tonnes @ 6.19 grams/tonne (“g/t”), 5.361 million indicated 4E ounces (30.392 million tonnes @ 5.49 g/t) and 0.047 million inferred 4E ounces (0.176 million tonnes @ 8.33 g/t). Project 3 hosts an estimated 1.939 million indicated 4E ounces (11.104 million tonnes @ 5.43 g/t) and 0.076 million inferred 4E ounces (0.443 million tonnes @ 1.47 g/t). Of the mineral resources stated above for Project 1, there are 1.756 million 4E ounces (11.764 million tonnes @ 4.64) categorized as proven mineral reserves and 2.91 million 4E ounces (19.782 million tonnes @ 4.57 g/t) categorized as probable mineral reserves. Mineral reserves and mineral resources reported above are from combined Merensky and UG2 reef tonnes. The Company will hold a 77.55% interest in the 4E ounces attributable to Project 1 and Project 3 pending the planned sale of Africa Wide’s diluted interest in Maseve into another bona fide BEE Company as described above. Additional information regarding grades, prill splits, sampling and reserve and resource calculations can be found in the technical reports described above as filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Mineral reserves are a sub-set of measured and indicated mineral resources included in the UFS and take into account mining factors and are not in addition to the mineral resources.

Cautionary Note to U.S. Investors with respect to the information above: The Company uses the terms “measured resources,” “indicated resources,” and “inferred resources,” which are recognized and required by Canadian regulations but not recognized by the SEC. “Resources” are not “reserves” and so do not have demonstrated economic viability. Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Furthermore, under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that measured and indicated mineral resources will ever be converted into reserves or that part or all of an inferred resource exists or is economically or legally minable. In the following tables, the Company also presents proven and probable reserves calculated under NI 43-101, which differs from the standards of SEC Industry Guide 7. In addition, while disclosure of contained ounces in a resource is permitted disclosure under Canadian securities laws, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, the disclosure below may differ materially from the reserve estimates and other disclosures that would be provided by a U.S. public company.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

Project 1 - History of Acquisition

On October 26, 2004, the Company entered into a joint venture agreement forming the WBJV among the Company (37% interest held through PTM RSA), Anglo American Platinum Limited (“Anglo”) (37% interest held through its subsidiary RPM), and Africa Wide (26% interest held directly) in relation to a platinum exploration and development project on combined mineral rights covering approximately 67km2 on the Western Bushveld Complex of South Africa. The WBJV property was divided into three distinct project areas, namely Projects 1, 2 and 3. In April 2007, Anglo contributed an additional 5km2 area of prospecting rights into the WBJV. Africa Wide was subsequently acquired by Wesizwe, a Johannesburg Stock Exchange-listed company, in September 2007.

On December 8, 2008, the Company entered into certain agreements to consolidate and rationalize the ownership of the WBJV (the “Consolidation Transaction”). On April 22, 2010, the Consolidation Transaction was completed and the WBJV was dissolved. As a result Wesizwe retained 100% of Project 2 and Maseve obtained 100% of Projects 1 and 3. The combined area covered by the mineral rights for Projects 1 and 3 held through Maseve comprises approximately 47km2 of the original 72km2.

The Company also received a 37% interest in Maseve in exchange for its share of Projects 1 and 3. Wesizwe received a 45.25% initial interest in Maseve in exchange for the mineral rights it transferred to Maseve. In exchange for rescinding its 18.5% of Project 2 to Wesizwe, the Company received an additional 17.75% interest in Maseve, bringing its holdings in Maseve to 54.75% ..

Through the Consolidation Transaction the Company acquired the Maseve Subscription Right entitling it to subscribe for a further 19.25% interest in Maseve, from treasury, in exchange for a subscription amount of R408.81 million. On January 14, 2011, the Company exercised the Maseve Subscription Right in the amount of R408.81 million (approximately $59 million at the time), thereby increasing its effective shareholding in Maseve to 74%. The subscription funds were placed in escrow for application towards Africa Wide’s 26% share of expenditures for Projects 1 and 3 (the “Escrowed Maseve Funds”). As of August 31, 2013 approximately R98.69 million ($10.2 million) of the Escrowed Maseve Funds, including earned interest, remained in escrow. The Escrowed Maseve Funds were fully utilized against Africa Wide’s share of Project 1 expenditures by early November 2013.

Under the terms of the Consolidation Transaction agreements, RPM held a 60-day right of first refusal on the sale of ore or concentrate produced from Project 1, Project 2 and Project 3. On September 5, 2012, Maseve received notice from RPM that they would exercise RPM’s right of first refusal to enter into an agreement with Maseve on terms equivalent to terms agreed to by Maseve with another commercial off-taker for the planned sale of concentrate produced from Project 1. A formal off-take agreement between RPM and Maseve was executed in April 2013.

As a result of their decision on October 18, 2013 to not fund their approximate US$21.8 million share of an approved cash call as described above, and determined in accordance with the dilution provisions of the Maseve Shareholders Agreement, the Company estimates that Africa Wide will dilute from 26% to approximately a 21.02% interest in Maseve and therefore Project 1 and as a result the Company will see an increase in its share of Maseve to approximately a 78.98% . See further details at “Project 1- Senior Loan Facility” above. As discussed above the Company plans to sell diluted percentage interests in Maseve to a qualified BEE company to comply with the empowerment aspects of the MPRDA.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

Waterberg JV Project, South Africa

PTM RSA applied for a prospecting right for the Waterberg JV Project area in 2009 and in September 2009 the DMR granted PTM RSA a prospecting right for the requested area. Later in October 2009, PTM RSA entered into an agreement (the “JOGMEC Agreement”) with JOGMEC and Mnombo whereby JOGMEC could earn up to a 37% participating interest in the Waterberg JV Project for an optional work commitment of US$3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis (US$1.12 million). See further details at “History of Acquisition” below.

Activities in the period ended August 31, 2013

Drilling on the Waterberg JV Project area has resulted in the inferred mineral resources discussed below. Drilling was underway at May 31, 2013 with fifteen machines operating on a roughly 250 metre grid, with several machines on 500 metre or greater step outs. Subsequent to May 31, 2013 the number of rigs was reduced as the planned drilling on the joint venture area neared completion. At August 31, 2013 there was one rig working on the joint venture property and by mid-September, 2013 drilling was stopped and engineering work had commenced.

In April 2012, JOGMEC completed their US$3.2 million earn in requirement to earn a 37% interest in the Waterberg JV Project. Following JOGMEC’s earn-in the Company funded Mnombo’s 26% share of costs for US$1.12 million and the earn-in phase of the joint venture ended in May, 2012. An approved post earn-in 2012 budget for the joint venture was initially set by the joint venture partners at US$8.37 million. In February 2013 the joint venture partners increased the post earn-in budget to US$13.0 million. A further 2013 budget in the amount of US$7.0 million was later approved. To August 31, 2013 approximately US$18.6 million has been spent on the joint venture. The Company has funded the Company’s and Mnombo’s combined 63% share of this work for a cost of US$11.7 million with the remaining US$6.88 million funded by JOGMEC. At August 31, 2013 an amount of US$0.5 was due and receivable from JOGMEC. The Company has approved its own budget for calendar 2013 to fund its 63% share (including Mnombo’s 26% share) of 2013 work expenditures for the joint venture.

Waterberg JV Project - Mineral Resources

On September 5, 2012 the Company announced an initial mineral resource for the Waterberg JV Project property. The details are contained in the technical report entitled “Updated Exploration Results and Mineral Resource Estimate for the Waterberg Platinum Project, South Africa” located on the Northern Limb of the Bushveld Complex, with an effective date of November 5, 2012 (the “Waterberg Report”), prepared by Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat., MGSSA, of Coffey Mining (SA) Pty Ltd. (“Coffey”). In the report the independent Qualified Person recommends a forward 2013 budget in the amount of $10.0 million, which the Company is undertaking with the joint venture partners as described above.

On February 1, 2013 the Company announced an updated inferred mineral resource estimate on the Waterberg JV Project property. On March 18, 2013 the Company filed the associated National Instrument 43-101 technical report. The report, entitled “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa (Latitude 23° 22′ 01”S, Longitude 28° 49′ 42”E)” is dated effective February 1, 2013 and was prepared by Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat., MGSSA, of Coffey, supporting the disclosure of the updated inferred mineral resource estimate.

On September 3, 2013 the Company announced a further updated inferred mineral resource estimate on the Waterberg JV Project property. This latest estimate is based on exploration and drilling results to the end of July, 2013. The updated inferred mineral resource estimates 167 million tonnes grading 3.26 grams per tonne of platinum, palladium and gold (“2PGE+Au”) for a total of 17.523 million ounces. Significant copper and nickel credits are also present. On October 17, 2013 the Company filed the associated National Instrument 43-101 technical report. The report, entitled “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa (Latitude 23° 22′ 01”S, Longitude 28° 49′ 42”E)” is dated effective September 2, 2013 and was prepared by Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat., MGSSA, of Coffey Mining (SA) Pty Ltd. The report supports the disclosure of the updated inferred mineral resource estimate. (See the resource details and metal splits in the table below).

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

The shallowest edge of the known deposit on the Waterberg JV Project property is on the T2 layer at approximately 130 metres below surface. All resources estimates for the Waterberg JV Project property have been restricted to 1,000 meters vertical as a preliminary economic cut-off. All layers remain open to depth beyond the resource model. The deposit is 5.5 kilometers long on the Waterberg JV Project property and is limited to the north by the property boundary. The deposit remains open along strike to the north beyond the Waterberg JV Project boundary extending on to prospecting rights where Platinum Group holds an 87% effective interest with the balance held by a private BEE partner. See “Waterberg Extension Project Licenses” below.

Mechanized mining methods, milling and infrastructure requirements for the Waterberg JV Project platinum deposit are all being studied as part of a Preliminary Economic Assessment (“PEA”) being conducted by South African engineering firm Worley Parsons TWP. As announced in May 2013, estimated recoveries for platinum, palladium and gold (2PGE+Au) in scoping flotation tests completed at SGS Labs in South Africa averaged 88% for the T2 layer and 83% for the F layer. The resource announced September 3, 2013 and the baseline metallurgical work will form the basis of the PEA due to be completed at the end of 2013.

Resource Details

The latest resource was calculated using 111 bore holes with a total of 301 pierce points including deflections. The drill intersection data was supplied to Coffey, independent consultants. The resource model was created by Coffey and a number of iterations were done to confirm the validity. Grade estimation was completed using IDW2 methodology and studied at various cut-off grades. The previous split of the FH and FP layers were merged into one F zone. The average thickness was calculated for the T zones that have distinct rock layer characteristics. The F zone is located consistently near the floor of the Bushveld Complex and is associated with an olivine rich rock layer and the average thickness of 3.0 metres to 30 metres was defined by a grade cut-off. An area of F layer related to an interpreted depression in the floor rocks where thickness of the mineralization is greater than 12 meters has been given the name “Super F”. This zone will be considered separately for larger scale underground mining methods in the ongoing PEA.

Inferred 2PGE+Au Resource Estimate, August 29, 2013

The three main mineralized layers for which an inferred mineral resource estimate is declared are presented below (as at September 2, 2013):

	Thickness M	Tonnes Mt	Pt (g/t)	Pd (g/t)	Au (g/t)	2PGE+Au (g/t)	Pt:Pd:Au	2PGE+Au (koz)	Cu (%)	Ni (%)	Cu (t)	Ni (t)
T1	2.30	8.50	1.04	1.55	0.47	3.06	34:51:15	842	0.17	0.10	14,500	8,400
T2	3.77	39.16	1.16	2.04	0.84	4.04	29:50:21	5,107	0.18	0.10	69,400	37,600
T Total	3.38	47.66	1.14	1.95	0.77	3.86	30:50:20	5,948	0.18	0.10	83,900	46,000
F Total	3.0 to 30.0	119.05	0.91	1.98	0.13	3.02	30:65:5	11,575	0.07	0.17	78,800	202,200
Total		166.71	0.98	1.97	0.32	3.26	30:60:10	17,523	0.10	0.15	162,700	248,200

Note: The T1 and F layers are reported with a 2g/t 2PGE+Au cut-off
The T2 layer is reported based on the selection of a mining cut of a minimum of 2m consistently across all deflections

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

Notes:

(1)	The Qualified Person for the information in the table above, derived from the Waterberg Report, is Kenneth Lomberg, who was independent of the Company as of the date of the Waterberg Report.

(2)

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected be environmental, permitting, legal, marketing or other relevant issues. The quantity and grade of reported inferred mineral resources in this estimate are conceptual in nature. There is no guarantee that all or any part of the mineral resource will be converted to a mineral reserve.

Cautionary Note to U.S. Investors with respect to the information in the tables above and discussion: In the preceding tables, the Company presents “inferred resources,” which are recognized and required by Canadian regulations but not recognized by the SEC. “Resources” are not “reserves” and so do not have demonstrated economic viability. Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Furthermore, under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists or is economically or legally minable. In addition, while disclosure of contained ounces in a resource is permitted disclosure under Canadian securities laws, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without references to unit measurements. Accordingly, the disclosure below may differ materially from the disclosure that would be provided by a U.S. public company.

In order to be considered as a mineral resource estimate, it is necessary to consider “the reasonable prospects for economic extraction” of the mineral resource under consideration. For the Waterberg JV Project property, a high level economic analysis was conducted which confirmed that the estimated mineral resource at the Waterberg JV Project met this requirement.

History of Acquisition

Under the terms of the JOGMEC Agreement any mineral products derived by the joint venture from the property are to be taken by each participant in proportion to its then participating interest in the joint venture. Provided JOGMEC or its nominee holds at least a 30% interest in the Waterberg JV Project, JOGMEC or its nominee has the exclusive right to direct the marketing of the mineral products of the other participants for a 10-year period from first commercial production on an equivalent to commercially competitive arm’s length basis and has the first right of refusal to purchase at prevailing market prices any mineral products taken by another participant as its share of joint venture output.

On November 7, 2011, the Company entered into an agreement whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo from its shareholders in exchange for cash payments totaling R1.2 million and agreeing to pay for Mnombo’s 26% share of project costs to feasibility (bringing the Company’s share of project costs to 63%). When combined with the Company’s 37% direct interest in the Waterberg JV Project (taking into consideration the JOGMEC earn-in), the 12.974% indirect interest held by the Company through Mnombo brings the Company’s effective interest in the Waterberg JV Project to 49.974% . Mnombo remains over 50% held for the benefit of historically disadvantaged persons or historically disadvantaged South Africans (“HDSAs”), as defined respectively by the MPRDA and the Amendment of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2010 ("Mining Charter") and is a qualified BEE corporation under the Broad-Based Black Economic Empowerment Act, 2003 (the “BEE Act”).

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

During 2012 the Company made application to the DMR to acquire three additional prospecting rights adjacent to the west (one farm for 39km2), north (one farm for 63km2) and east (one farm for 16km2) of the existing Waterberg JV Project area. The farm to the east was granted in January 2013. The farms to the west and north were granted October of 2013. These three new prospecting rights cover a total area of 118km2, bringing the total combined area in the joint venture with JOGMEC and Mnombo to 255km2.

Waterberg Extension Project Licenses

During early 2012 the Company applied to the DMR for further prospecting rights adjacent to the north and east of the existing and applied for joint venture area. This area of new prospecting rights known as the Waterberg Extension Project is not included in the pre-existing Waterberg JV Project property. The Company holds a direct 74% interest and Mnombo holds a 26% interest in this new Waterberg Extension Project area, leaving the Company with an 86.974% effective interest. During February and March of 2013 the Company received letters from the DMR advising the Company that prospecting right applications comprising the Waterberg Extension Project had been accepted. During October of 2013 prospecting permits covering 489km2 of the applied for Waterberg Extension Project area had been granted. At the time of writing this MD&A a further 471km2 of prospecting permit applications are in process with the DMR for addition to the Waterberg Extension Project, none of which are directly on the trend of the primary exploration target.

In late March and early April 2013 the Company conducted a Fugro differential gravity and magnetic airborne survey in the Waterberg Region. Approximately 2,500 line kms were flown at 100 metre and 200 metre spacing over and along strike from the known deposit area. Interpretation of the airborne gravity and magnetic surveys by the Company provide a clear target for drilling northward over approximately a further 20 to 25 kilometers. Physical prospecting activities on these new license areas commenced in October, 2013. Ground gravity and magnetic lines have now been completed and these support the interpretation of airborne data as described above. Multiple boreholes along strike are planned to be drilled and at the time of writing several drill holes have intercepted mineralization on the extension area. See the Company’s news release dated October 21, 2013.

Non-Material Mineral Property Interests

Other non-material mineral property interests of the Company include the War Springs and Tweespalk projects located in South Africa, the Sable Joint Venture (as defined below) and the Company’s various mineral property interests in Ontario, Canada and Northwest Territories, Canada. These non-material property interests are not, individually or collectively, material to the Company and are described below.

South Africa – Other Properties

Expenditures during the period ended August 31, 2013 on projects in South Africa other than Project 1, Project 3 and the Waterberg Projects totaled $0.25 million (August 31, 2012 - $0.49 million).

War Springs and Tweespalk Properties, South Africa

Since 2005, the Company has been actively exploring its War Springs and Tweespalk projects, which are located on the Northern Limb of the Bushveld Complex in South Africa. The War Springs property covers 22km2 and is located 24km south of the Anglo open pit Mogalakwena Mine (formerly the “PPRust platinum mine”) along the same “Platreef” section of the Bushveld Complex. Exploration has consisted of diamond drilling, geophysical surveys and ground prospecting. In March 2008, the Company reported an inferred resource on a 100% basis of 1.676 million ounces 2PGE+Au at a grade of 1.11 g/t with a minor credit for copper and nickel. See “Cautionary Note to U.S. Investors”. Additional information regarding grade, prill splits, sampling and resource calculations can be found in an NI 43-101 technical report dated June 18, 2009 entitled “Revised Inferred Mineral Resource Declaration War Springs (Oorlogsfontein 45K2), Northern Limb Platinum Property, Limpopo Province, Republic of South Africa” filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

Subject to vendor payments due upon a decision to mine, the Company holds a 70% interest in the War Springs project and Africa Wide and Taung Platinum Exploration (Pty) Ltd. (“Taung Platinum”) each hold a 15% interest carried to feasibility study. Taung Platinum is an affiliated company of Moepi Platinum (Pty) Ltd., which is Platmin Ltd.’s BEE partner in South Africa.

In March 2009, the Company announced an option agreement with JOGMEC, pursuant to which JOGMEC may earn 35% (one half of the Company’s interest) of Platinum Group’s interest in the War Springs project by incurring US$10 million in expenses over five years. Since March 2009 a total of 17,222 metres of drilling in 20 boreholes have been completed on the War Springs project with JOGMEC funding. Total expenditures incurred by JOGMEC to August 31, 2011 on War Springs amounted to approximately $2.9 million. During the year ended August 31, 2012, the drilling program was completed and JOGMEC indicated that it does not plan to fund further work on this project. The Company is considering further work or possible joint ventures for the project at this time.

Sable Joint Venture, South Africa

During 2009, the Company acquired prospecting rights in South Africa on the Western Limb of the Bushveld Complex, west of Pretoria and then entered into a joint venture agreement (the “Sable Joint Venture”) with Sable Platinum Mining (Pty) Limited (“Sable Platinum”). Sable Platinum is earning a 51% interest in exchange for funding approximately R 42.0 million (approximately $6 million in 2009) in work on the project, while a private BEE group will hold 26%. The Company was the operator of the project until mid-March 2012, after which time operatorship was transitioned to Sable Platinum.

Canadian Properties

Mineral property acquisition and exploration costs deferred during the period ended August 31, 2013 on projects in Canada totalled $0.20 million (August 31, 2012- $1.9 million).

Thunder Bay, Ontario

The Company maintains various mineral rights positions in the Lac des Iles and Thunder Bay North areas of the Thunder Bay Mining District, Ontario as a strategic holding against increasing prices for palladium and platinum. At the beginning of fiscal year 2012, the Company held 100% interest in a total of 360km2 in this region; however during the year a number of peripheral claims and low priority properties were dropped and their associated deferred costs were written off. The core long term holding in the Lac des Iles area consisting of the 8 claim Shelby Lake and South Legris properties has been maintained. These 8 claims are subject to 2.0% net smelter return (“NSR”) royalties, which the Company may buy back. During the year the Disraeli, Cold Case, Taman, Right Angle, Diagonal and North Y claims were abandoned. Land holdings by the Company within the Thunder Bay Mining District at the time of this MD&A total 276km2. In the Sudbury Mining District, the Company retains a majority interest in an additional 47km2 of mineral rights at the Agnew Lake property after the dropping of several claims during the period.

To date, five properties staked or acquired since 2011 have been drill tested for younger intrusive targets and a new type of platinum mineralization found in the district based on airborne geophysics survey results, geological ground work, geochemistry and compilation of historic data. A total of 4,274 metres have been drilled in 17 holes, of which 2,891 metres in nine holes have been drilled on 100% owned properties. Diamond drilling completed within the previous fiscal year ended August 31, 2012 totaled 1,350 metres in five holes, four of which were on the Triangle Property and one on the Badger Property. Two of the holes on the Triangle Property were extensions of previously drilled holes to allow for downhole geophysical surveys.

To date none of the drilling by the Company on the younger intrusive targets has intersected the new type of platinum mineralization found in the district. No mineral reserves or mineral resources have been established on any of the properties. The Company is now considering its potential programs for the remainder of 2013 in Thunder Bay in context of its other Canadian and global exploration opportunities.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

Providence, Northwest Territories

In September 2011, the Company purchased the Providence Copper-Nickel-Cobalt-Platinum Group Metals (“Cu-Ni-Co-PGM”) property from Arctic Star Exploration Corp. (“Arctic Star”) for a payment of $50,000 and a 1.0% NSR royalty. During the period the core 11 (eleven) of the 13 original claims have been converted to Lease and annual rent payments of $28,021 (due June 30 annually) have been made. Total acquisition costs to date are $106,092.

During the period ending August 31, 2013, $74,000 in exploration costs were incurred on the Company’s Northwest Territories exploration program. Expenditures from the preceding fiscal year included research and compilation, camp maintenance, fuel purchase and supply, a gravity survey, geology, diamond drilling and assays. The Company has an active land use permit to conduct exploration on the property and maintain a camp.

The 2 mineral claims and 11 mineral leases comprising the Providence property measure approximately 134km2 and are located approximately 70km west of the Diavik Diamond Mine, NWT. The property covers approximately 20km of a belt of mafic to ultramafic rocks that is host to the first discovery of magmatic Cu-Ni-Co-PGM massive sulphide mineralization in the Slave Craton. Drilling by the Company and historic drilling by Arctic Star has shown that the Cu-Ni-Co-PGM mineralization is hosted within, and at the base of the ultramafic flow/intrusive sill sequence. The dimensions of the massive sulphide mineralization defined to date ranges in thickness from 0.3m to 5.0m and have been intercepted in drilling over a 75m strike length and down for 300m. The mineralized horizon has been drill tested over a 450m strike length to the east where disseminated sulphides with anomalous PGM values occur. The mineralized horizons remain open to depth and the eastern hole shows there is possibility of further horizon development along the belt.

Since acquisition, the Company has completed a total of 3150m of diamond drilling in 14 holes. Exploration programs in the year to date consisted of camp supply, and diamond drilling with assays. Work on the property commenced in mid-March, 2012. A step out drill program to further define the extents of known Cu-Ni-Co-PGM mineralized zone was completed by August 15, 2012.

Ni-Cu-Co-PGM grade values are consistent with near surface (maximum 115 metre vertical depth) massive sulphide intercepts by previous operators and the mineralization remains open at depth. Significant grades from disseminated sulphide mineralization intercepts were identified in the 2012 drilling program. No mineral reserves or mineral resources have been established on any of the properties. Currently the company is assessing exploration results to date in order to make a decision on further exploration work.

Newfoundland and Labrador

During the period, on August 9, 2013 the Company entered into an option agreement with Benton Resources Corp. on the 261km2 Mealy Lake Property, southwestern Labrador, in exchange for the Company making a one-time cash payment of $51,000 on signing (paid) and $2.4 million over four years in exploration expenditures to earn a 71% interest. To date compilation of available public data has taken place to facilitate the planning of an exploration program.

In addition to the Mealy Lake Project, the Company also staked the 45km2 Atikonak Property in southwestern Labrador for a total acquisition cost of $10,800. The Atikonak Property was staked based on favorable geology and positive results from the regional compilation of public data for the area.

The Mealy and Atikonak Properties cover a Paleoproterezoic aged layered mafic intrusive suite of rocks that have sulphide mineralization within adjacent properties. These properties are central to a recently developed area of Cu, Ni and PGM exploration.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

3.              DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A)             Results of Operations

Year Ended August 31, 2013

For the year ended August 31, 2013, the Company incurred a net loss of $12.1 million (August 31, 2012 – loss of $10.2 million.) General and administrative expenses totaled $6.9 million (August 31, 2012 - $5.4 million) with the increase correlating to an increase in the overall expenditures by the Company. A foreign exchange loss of $8.2 million was recorded for the year (August 31, 2012 - $3.6 million), with the greater loss being due to the weaker Rand at year end when the Company’s cash balances held in Rand were translated into Canadian dollars. Other comprehensive loss for the year was $40.3 million (August 31, 2012 - $43.3 million) with the loss being mainly due to the translation of net assets carried in Rand in our South African subsidiaries to their Canadian dollar value at year end. At August 31, 2012, the Rand was valued at approximately 8.54 Rand to the Canadian Dollar versus 9.72 at August 31, 2013.

Interest earned in the year totaled $5.0 million as compared to $3.9 million in the comparative year. The higher interest earned is due to higher cash holdings during the year.

Fourth Quarter 2013

For the quarter ended August 31, 2013, the Company incurred a loss after taxes of $ 1.4 million (August 31, 2012 – loss of $ 3.6 million.) General and administrative expenses totaled $2.8 million (August 31, 2012 - $1.16 million). Comprehensive loss of $3.7 million (August 31, 2012 - $11.4 million) for the quarter was incurred.

Foreign exchange losses have caused volatility in the Company’s net loss as the Company’s South African subsidiaries hold significant assets in South African Rand, which must be translated to Canadian dollars for presentation in the Company’s financial statements.

Annual Financial Information

The following tables set forth selected financial data from the Company’s annual audited financial statements and should be read in conjunction with those financial statements:

(In thousands of dollars, except for share data)

	Year ended Aug 31, 2013	Year ended Aug 31, 2012	Year ended Aug 31, 2011
Interest income	$5,002(1)	$3,943(1)	$3,785(1)
Net loss	$12,369	$10,588	$8,892
Basic loss per share	$0.04 (2)	$0.06(2)	$0.05(2)
Diluted loss per share	$0.04 (2)	$0.06(2)	$0.05(2)
Total assets	$389,980(3)	$243,734(3)	$280,788(3)
Long term debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

Explanatory Notes:

(1)

The Company’s only significant source of income during the years ending August 31, 2011 to 2013 was interest income from interest bearing accounts held by the Company. The amount of interest earned correlates directly to the interest rate at the time and the amount of cash on hand during the year referenced.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

(2)

Basic loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.

(3)

At August 31, 2012, the Company’s assets decreased compared to the year ending August 31, 2011 as a result of the weaker Rand, as assets carried in Rand in our South African subsidiaries were converted to their Canadian dollar value at year end. The increase in total assets between 2012 and 2013 were primarily from increased cash balances from the equity offering that closed January 4, 2013.

Quarterly Financial Information

The following table sets forth selected quarterly financial information for each of the last eight quarters:

(In thousands of dollars, except for share data)

Quarter Ending	Interest & Other Income(1)	Net (Loss)	Basic (Loss) Earnings
		Income (2)	per Share
August 31, 2013	$1,056	($1,355)	($0.01)
May 31, 2013	$1,376	($10,015)	($0.03)
February 28, 2013	$1,984	$279	($0.00)
November 30, 2012	$586	($1,715)	($0.01)
August 31, 2012	$823	($3,492)	($0.02)
May 31, 2012	$959	($2,040)	($0.01)
February 29, 2012	$1,078	$645	$0.00
November 30, 2011	$1,083	($5,313)	($0.03)

Explanatory Notes:

(1)

The Company earns interest income from interest bearing accounts and deposits. The balance of funds held in Rand can also affect the amount of interest earned, as Rand balances earn significantly higher rates of interest than can be earned at present in Canadian dollars.

(2)

Net (loss) income by quarter is often materially affected by the timing and recognition of large non-cash items. It is also significantly impacted by the movement of the Rand against the Canadian dollar as the Company holds a significant portion of its cash in Rand, which must be translated to Canadian dollars at the end of the reporting period.

B)              Dividends

The Company has never declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance its business.

C)              Trend Information

Other than the financial obligations as set out in the table provided at item F) below, there are no demands or commitments that will result in, or that are reasonably likely to result in, the Company’s liquidity either increasing or decreasing at present or in the foreseeable future. The Company will require additional capital in the near future to meet both its contractual and non-contractual project related expenditures. It is unlikely that the Company will generate sufficient operating cash flow to meet all of these expenditures in the foreseeable future. Accordingly, the Company will need to raise additional capital through debt financing, by issuance of securities, or by a sale or partnering of project interests in order to meet its ongoing cash requirements. See discussions at item 3. A) “Results of Operations” above and at item F). “Liquidity and Capital Resources” below.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

D)              Related Party Transactions

During the year ended August 31, 2013 an amount of $167,620 (August 31, 2012 - $168,000) was paid to independent directors for directors fees and services. At August 31, 2013, $nil was included in accounts payable (August 31, 2012 - $34,000).

During the year ended August 31, 2013 an amount of $1,237,800 (August 31, 2012 - $774,501) was paid to non-independent directors for directors fees and services.

During the year ended August 31, 2013, the Company provided accounting, secretarial and reception services at market rates for day-to-day administration and accounting to Nextraction Energy Corp. (“NE”), a company with three directors in common (R. Michael Jones, Frank Hallam and Eric Carlson). Fees received have been credited by the Company against its own administrative costs. The Company received service fees of $108,400 (August 31, 2012 - $139,700) during the period from NE.

During the year ended August 31, 2013, the Company provided accounting, secretarial and reception services at market rates for day-to-day administration and accounting to West Kirkland Mining (“WKM”), a company with two directors in common (R. Michael Jones, Frank Hallam). Fees received have been credited by the Company against its own administrative costs. The Company received service fees of $102,000 (August 31, 2012 - $102,000) during the period from WKM.

The Company had an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a director in common (Eric Carlson). During the year ended, the Company accrued or paid Anthem $160,634 under the office lease agreement (August 31, 2012 - $125,747). This office lease was terminated in July 2013.

All of the above transactions are in the normal course of business and were completed and measured at estimated market rates.

E)              Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

F)              Liquidity and Capital Resources

On January 4, 2013, the Company issued 225,000,000 common shares at a price of $0.80 per common share, for aggregate gross proceeds of $180,000,000. Net proceeds to the Company were $168,857,000, after underwriters’ fees and other expenses of the offering. At present the Company is using the balance of the proceeds from this offering to continue work at Project 1, the Waterberg Extension Project and at the Waterberg JV Project and for general working capital requirements.

Proceeds from the January 4, 2013 financing were used primarily to fund Phase 2 construction at Project 1, for exploration and engineering on the Waterberg Projects and for general and administrative purposes. A tabular reconciliation of the Company’s approximate actual use of proceeds for the period December 1, 2012 to October 31, 2013 versus the planned 12 month use of proceeds for the period December 1, 2012 to November 30, 2013, as stated in the prospectus from the January 4, 2013 offering, follows below:

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

(In thousands of dollars)
	Estimated Proceeds &		Actual Proceeds &
	Available Funds Per		Available Funds
	2013 Short Form
	Prospectus Offering
Working capital as at November 30, 2012	$12,680		$12,680
Gross proceeds of January 2013 offering	180,000		180,000
Underwriter fee and other related costs of January 2013 offering	(10,435)		(11,143)
12 month Original Proposed Loan Facility Draw Down	24,420	(1)	--
Estimated Available Funds	$206,665		$181,537

	Estimated Use of		Actual Use of
	Proceeds & Available		Proceeds &
	Funds Per 2013 Short		Available Funds
	Form Prospectus		December 1, 2012
	Offering		to October 31, 2013
Company’s share of estimated cost to complete Phase 1	$(7,275)		$(7,480)
Company’s share of estimated 12 months of costs for Phase 2	(106,000)		(83,568	)(2)
Company’s share of 12 months of exploration expenditures at the Waterberg Projects	(6,000)		(7,141	)(3)
Company’s estimated 12 month net G&A expenses	(3,600)		(3,193	)(4)
Company’s funding towards its share of cost overrun account	(74,000	)(5)	--
Estimated Use of Funds	$(196,875)		$(101,382)

Estimated Excess Working Capital	$9,790		$80,155	(6)

(1)	Calculated as 74% of the estimated draw down amount available under the terms of the Originally Proposed Loan Facility to November 30, 2013.
(2)	Estimated Phase 2 Expenditures for November 2013 total $15,600.
(3)	Estimated Company share of November 2013 Waterberg Projects exploration expenditures totals $600.
(4)	Estimated November 2013 G&A costs total $300.
(5)	Calculated as 74% of the maximum possible value of the cost overrun facility per the Originally Proposed Loan Facility.
(6)	As at October 31, 2013 before the deduction for November amounts detailed in items 2, 3 and 4 above.

As at November 25, 2013 the Company held approximately $83.0 million in total cash on hand, which is sufficient to fund the estimated general, exploration and development operations of the Company for calendar 2013. However the Company does not have adequate funds to complete construction of the mine at Project 1. The Company requires additional financing from external sources, such as the planned New Project Loan Facility, in order to meet the requirements of its business plan through 2014 and carry out the future development of its projects.

On December 6, 2012 the Company announced that a syndicate of lead arrangers had obtained credit committee approval for the US$260 million Original Proposed Loan Facility for the construction of the Project 1 platinum mine. Closing and draw down of the Original Proposed Loan Facility was subject to the negotiation and execution of final documentation and satisfaction of conditions precedent.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

On October 18, 2013 the 26% partner in the Project 1 platinum mine, Africa Wide, a subsidiary of Wesizwe, informed the Company that it would not be funding its approximate US$21.8 million share of a budget and cash call unanimously approved by the board of directors of Project 1 operating company Maseve. Africa Wide was also to be a guarantor and obligor to the above mentioned project loan facility. As a result of Africa Wide’s decision, the Company anticipates that it will be required to fund 100% of the Maseve cash call.

On November 8, 2013 the Company entered into a new mandate letter with the New Lenders for the US$195 million New Project Loan Facility. The new mandate letter is subject to the finalization of a facility agreement and, among other conditions, the New Lenders’ financial and continued technical due diligence of the Company and the receipt of necessary regulatory approvals for the sale of Africa Wide’s diluted interest in Maseve to a qualified BEE entity. See further details at “Project 1- Senior Loan Facility” above.

As a part of the New Project Loan Facility, the Company will be required to guarantee the obligations of Maseve. The Company will pledge to the New Lenders its interests in the capital of Maseve and its interests in the Waterberg Projects. See “Risk Factors”.

There is no certainty that the Company will be able to successfully re-structure a project loan facility. Failure by the Company to complete the New Project Loan Facility or alternative financing for Project 1, or to provide its share of required funding may result in the delay or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests. In the event that adequate financing is not arranged and available to the Company in the short term, the Company will need to alter its business plan.

The completion of the New Project Loan Facility is subject to a number of risks, including, without limitation, risks relating to changes in general market conditions, the condition of the Company or its properties, and economic, social or political conditions in South Africa. No assurances can be given that such facility will be consummated on any particular timeline or on the terms described herein, or at all. Funding under the New Project Loan Facility, if consummated, is expected to be subject to certain conditions, including, without limitation, that the Company acquire and maintain all requisite permits and licenses and establish an agreed metals hedging program. The Company may be unable to satisfy such conditions on favourable terms, or at all. In particular, if the New Project Loan Facility is consummated, any inability of the Company to fund their required equity contributions thereunder will prevent funding and utilization of such facility and may result in a default thereunder.

The completion and utilization of the New Project Loan Facility, combined with the Company’s cash on hand, will not fully fund the Company’s business plan, including the construction of Project 1. The Company will be required to source additional financing by way of private or public offerings of equity, debt or sale of project or property interests in order to complete the construction of Project 1 and have sufficient working capital for continued exploration on the Waterberg Projects, as well as for general working capital purposes.

In October 2012, Maseve entered into an agreement with a third party insurer whereby a bond would be posted to the credit of the DMR in satisfaction of the Company’s R58.5 million (approximately $7.56 million at the time) environmental guarantee for its Mining Right. As a term of the agreement with the third party insurer, in October 2012, Maseve posted R12 million on deposit with The Standard Bank of South Africa against its environmental guarantee obligation and will make further annual deposits of approximately R12 million per annum until the full amount of the environmental guarantee is again on deposit and the third party arrangement will be wound up, or renewed at Maseve’s election. Interest on deposits will accrue to Maseve. Maseve will also pay an annual fee of approximately R600,000 to the insurer as compensation against their providing the bond described above.

Accounts receivable at year end totaled $6.9 million (August 31, 2012 - $4.7 million) being comprised mainly of value added taxes refundable in South Africa and amounts owed by joint venture partners. Accounts payable and accrued liabilities at year end totaled $25.06 million (August 31, 2012 - $7.78 million).

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

Apart from net interest earned on cash deposits during the year ended August 31, 2013 of $5.0 million (August 31, 2012 - $3.94 million), the Company had no sources of income. The Company’s primary source of capital has been from the issuance of equity. At August 31, 2013 the Company had unrestricted cash and cash equivalents on hand of $111.78 million compared to $17.67 million at August 31, 2012. The increase in cash since August 31, 2012 is primarily due to the Company’s equity offering closed on January 4, 2013 less expenditures on Project 1 and ongoing general and administration costs. At August 31, 2013 exchange rates, and including interest earned, an additional cash balance of $10.16 million (August 31, 2012 - $30.51) remained in escrow in a restricted cash account on behalf of Wesizwe. To August 31, 2013 a total of $32 million (August 31, 2012 – $19 million) has been applied from escrow against Wesizwe’s 26% share of project expenditures.

The Company receives lump sum cash advances at various times as laid out in agreed budgets from its partners to cover the costs of joint venture projects.

The following table discloses the Company’s contractual obligations. The Company currently has no long term debt or loan obligations.

Payments by period in Canadian Dollars (in thousands)

	< 1	1 – 3	4 – 5	> 5	Total
	Year	Years	Years	Years

Lease Obligations	403	861	964	1,023	3,251

ESKOM–Power(1)	9,313	-	-	-	9,313

Magalies Water	14,536	-	-		14,536

Insurance contracts	61	-	-	-	61

Concentrator Plant and Surface Infrastructure	28,236	3,819	-	-	32,055

Mining Development	47,866	33,132	-	-	80,998

Mining Equipment	6,975	76	-	-	7,051

Totals	$107,390	$37,888	$964	$1,023	$147,265

Explanatory Notes:

(7)

The Company’s project operating subsidiary Maseve has entered into a long term electricity supply agreement with ESKOM. Under the agreement the Company received connection and service for a 10MVA construction power supply in October 2013. A total 40 MVA production power supply is now planned for delivery in stages to 2017. Remaining connection fees and guarantees for the full service total Rand 90,508,735 ($9.3 million at August 31, 2013).

The above contracts are subject to the following estimated break fees (in 000’s) in the event of cancellation:

Concentrator Plant & Surface Infrastructure	$14,097
Mining Development	10,012
Mining Equipment	6,382
Other Property Expenditures	5,126
Total	$35,617

Break fees are estimated by means of contractual notice periods, work in progress costs and normal costs associated with the unwinding and disestablishment of certain contractors.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

On March 26, 2013 the Company waived an outstanding condition precedent to a water off-take agreement with the Magalies Water Board for the long term supply of water to the Project 1 mine site. The agreement is now in effect. Pursuant to a 50/50 sharing agreement with Wesizwe, the Company will be responsible for the cost of regional infrastructure to deliver water to the Project 1 mine site in an amount not to exceed R73.0 million (approximately $7.51 million at August 31, 2013). In order to source water for its own nearby project Wesizwe will be required to pay for its 50% share of the cost as described above. Wesizwe indicated to the Company on November 11, 2013 that they will comply with the sharing agreement.

Outstanding Share Data

The Company has an unlimited number of common shares authorized for issuance without par value. At August 31, 2013, there were 402,759,542 common shares outstanding, 15,808,500 incentive stock options outstanding at exercise prices of $0.96 to $2.57. At November 26, 2013, there were 402,759,542 common shares outstanding and 14,676,500 incentive stock options outstanding. During the period ending August 31, 2013, the Company made no changes to the exercise price of outstanding options through cancellation and re-grant or otherwise.

4.           RISK FACTORS

The Company’s securities should be considered a highly speculative investment due to the nature of the Company’s business and present stage of exploration and development of its mineral properties. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity or quality to return a profit from production. Investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.

Risks Relating to our Company

The inability of the Company to find a suitable joint venture partner for Project 1 and Project 3 may have a material adverse effect on the Company’s business and results of operations.

Under the terms of the Maseve Shareholders Agreement, the board of directors of Maseve may make cash calls on PTM RSA and Africa Wide to meet project expenditures, which are determined annually and adjusted each quarter based on a review of Maseve’s financial performance and progress. Such cash calls are to be made in proportion to the joint venture partners’ shareholdings in Maseve. In October 2013, Africa Wide declined to fund its share of a cash call by the board of directors of Maseve. As a result, and determined in accordance with the dilution provisions of the Maseve Shareholders Agreement, the Company estimates that Africa Wide will dilute from 26% to approximately a 21.02% interest in Maseve and therefore Project 1 and Project 3. In order to maintain the Mining Right in good standing, Maseve must have 26% BEE ownership by December 31, 2014 and the Company must therefore find a bona fide BEE company to acquire Africa Wide’s diluted points of interest in Maseve. There is no guarantee that the Company will be able find such a partner on commercially reasonable terms, if at all, or that such partner would be acceptable to the Lenders of the New Project Loan Facility. The Company is considering selling the diluted percentage interest points in Maseve to Mnombo. Should that occur, the Company would be responsible for approximately 49.9% of cash calls due to Maseve owing to the Company’s stake in Mnombo. If the Company is unsuccessful in finding a suitable partner and reaching an agreement on the terms of the new partner’s investment in Maseve, the Mining Right could be suspended or cancelled by the DMR. Under the terms of the Maseve Shareholders Agreement, if Maseve is instructed by the DMR to increase its BEE ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide, notwithstanding that Africa Wide will hold only 22.45% of the equity in Maseve, subject to the shareholder and board-approved issuance of shares in Maseve to the Company to account for the dilution of Africa Wide and to the upcoming arbitration.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

The failure of the Company or its joint venture partners to fund their respective pro-rata share of funds under the respective joint ventures may have a material adverse effect on the Company’s business and results of operations

The Company, through its subsidiaries, participates in joint ventures with various partners. In particular, PTM RSA is a party to the Maseve Shareholders Agreement related to the exploration and development of Project 1 and Project 3. On October 18, 2013, Africa Wide, the Company’s 26% BEE partner in Maseve, advised the Company that it would not be funding its approximately US$21.8 million share of a six month budget and cash call unanimously approved by the board of directors of Maseve. As a result of this decision, it has been necessary to renegotiate and restructure the Original Proposed Loan Facility for Project 1 and delay certain expenditures on Project 1. The Company will also be required to find a new BEE partner to ensure that the ownership of Maseve complies with the BEE requirements of South African law. Africa Wide’s decision may result in significant adverse effects on the Company and Maseve, including delays in the development and financing plan, increases in expenses, less advantageous financing terms and, potentially, the failure of planned financing and the halting of development on Project

1. Any failure by PTM RSA, Africa Wide or a future joint venture partner under the Maseve Shareholders Agreement to contribute its pro-rata share of a cash call, would result in dilution of that partner’s interest in proportion to the shortfall, and could have a material adverse effect on the Company as discussed above.

PTM RSA, the Company (as guarantor of PTM RSA), Mnombo and JOGMEC are parties to the JOGMEC Agreement, which governs the joint venture in respect of the Waterberg JV Project. Under the JOGMEC Agreement, PTM RSA, Mnombo and JOGMEC may elect to fund programs that have been approved by a management committee composed of a representative of each of the three joint venture partners, provided that voting power for each representative is proportional to the respective joint venture partner’s interest. In the event that PTM RSA, Mnombo or JOGMEC fails to contribute its respective pro- rata share of program costs after electing to fund a program, or twice elects not to fund a program, then its respective participating interest in the joint venture will be diluted in proportion to the shortfall. If the interest of one or more of the partners is reduced to less than 10%, or if one or more of the partners elects not to fund a program to achieve commercial production, then the diluted partner’s or partners’ interest will be deemed transferred to the remaining partner(s) and such diluted partner(s) will be entitled to a 1.0% NSR royalty in the aggregate. Thus, if only one partner is diluted below 10%, it will receive the entire 1.0% NSR royalty, but if two or more partners are each diluted below 10%, then they will share the 1.0% NSR royalty.

In addition, because the development of the Company’s joint venture projects depends on the ability to finance further operations, any inability of the Company or one or more of its joint venture partners to fund its respective pro-rata cash calls in the future could require the other partners, including the Company, to increase their funding of the project, which they may be unwilling or unable to do, on a timely and commercially reasonable basis, or at all. The occurrence of the foregoing, the failure of any partner, including the Company, to increase their funding as required to cover any shortfall, as well as any dilution of the Company’s interests in its joint venture(s) as a result of its own failure to satisfy a cash call, may have a material adverse effect on the Company’s business and results of operations.

The Company’s current cash will not be sufficient to fund its business as currently planned for the next 12 months, and the Company therefore requires additional financing, which may not be available on acceptable terms, if at all.

The Company currently does not have adequate funds to satisfy all of its planned financial requirements for the next 12 months relating to the exploration, development and operation of its projects. The Company therefore requires additional financing from external sources, such as debt financing, equity financing or joint ventures, in order to meet such requirements and carry out the future development of its projects and external growth opportunities. The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time. The Company will be required to obtain approval from the New Lenders before making a public offer of its shares. There can be no assurance that such financing will be available to the Company or, if it is available, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, this may have a depressive effect on the price of the Common Shares and the interests of shareholders in the net assets of the Company may be diluted.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

The Company is seeking to secure the New Project Loan Facility for Maseve. At the present time, no binding commitments have been signed by the New Lenders with respect to the New Project Loan Facility. The New Lenders are under no obligation to provide the New Project Loan Facility on the terms described in this MD&A, or at all. The completion of the New Project Loan Facility on the terms described in this MD&A is subject to a number of risks, including, without limitation, risks relating to the ability of the Company to find a suitable BEE partner, regulatory requirements, litigation, changes in general market conditions, the condition of the Company or its properties, and economic, social or political conditions in South Africa. No assurances can be given that such facility will be consummated on the timeline or on the terms described herein, or at all. In addition, funding under the New Project Loan Facility, if consummated, is expected to be subject to certain conditions, including, without limitation, that the Company restructure certain of its holdings, secure additional equity funding, acquire and maintain all requisite permits and licenses and establish an agreed metals hedging program. The Company may be unable to satisfy such conditions on favourable terms, or at all. In particular, if the New Project Loan Facility is consummated, any inability of the Company, Africa Wide or any joint venture partner to fund its required equity contributions thereunder will prevent funding and utilization of such facility and may result in a default thereunder, or in the case of Africa Wide being unable to fund, the Company may be required to fund the shortfall to avoid a default under such facility.

The completion and utilization of the New Project Loan Facility, combined with the Company’s cash on hand, will not fully fund the Company’s business plan, including the construction of Project 1. The Company will be required to source additional financing by way of private or public offerings of equity, debt or sale of project or property interests in order to complete the construction of Project 1 and have sufficient working capital for continued exploration on the Waterberg Projects, as well as for general working capital purposes.

Any failure by the Company to obtain required financing on acceptable terms could cause the Company to delay development of its material projects or could result in the Company being forced to sell some of its assets on an untimely or unfavourable basis. Any such delay or sale could have a material adverse effect on the Company’s financial condition, results of operations and liquidity.

The Company has a history of losses, and it anticipates continuing to incur losses for the foreseeable future.

Apart from income for the year ended August 31, 2010 of $26.66 million, the Company has a history of losses. None of the Company’s properties are currently in production, and there is no certainty that the Company will succeed in placing any of its properties into production in the near future, if at all.

The Company anticipates continued losses for the foreseeable future until it can successfully place one or more of its properties into commercial production on a profitable basis. It could be years before the Company receives any revenues from any production of metals, if ever. If the Company is unable to generate significant revenues with respect to its properties, the Company will not be able to earn profits or continue operations.

The Company may not be able to continue as a going concern.

The Company has limited financial resources and no operating revenues. The Company’s ability to continue as a going concern is dependent upon, among other things, the Company establishing commercial quantities of mineral reserves on its properties and obtaining the necessary financing to develop and profitably produce such minerals or, alternatively, disposing of its interests on a profitable basis. Any unexpected costs, problems or delays could severely impact the Company’s ability to continue exploration and development activities. Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates. The amounts attributed to the Company’s exploration properties in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

Most of the Company’s properties contain no known mineral reserves.

Other than with respect to the Project 1 platinum mine, all of the Company’s properties are in the exploration stage, meaning that the Company has not determined whether such properties contain mineral reserves that are economically recoverable. The Company may never discover metals in commercially exploitable quantities at these properties. Failure to discover economically recoverable reserves on a mineral property will require the Company to write-off the costs capitalized for that property in its financial statements.

Substantial additional work will be required in order to determine if any economic deposits exist on the Company’s properties outside of the Project 1 platinum mine. Substantial expenditures are required to establish mineral reserves through drilling and metallurgical and other testing techniques. No assurance can be given that any level of recovery of any mineral reserves will be realized or that any identified mineral deposit will ever qualify as a commercial mineable ore body that can be legally and economically exploited.

The Company’s properties, including the Project 1 platinum mine, may not be brought into a state of commercial production.

Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company’s control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. The development of the Company’s properties, including the Project 1 platinum mine, will require obtaining land use consents, permits and the construction and operation of mines, processing plants and related infrastructure. As a result, the Company is subject to all of the risks associated with establishing new mining operations, including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;

•	the availability and cost of skilled labour and mining equipment;

•	the availability and cost of appropriate smelting and/or refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;

•	the availability of funds to finance construction and development activities;

•	potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

•	potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company’s mining properties (other than Project 1 and Project 3 which are not remotely located and has both power and water supply lines crossing the property), with additional challenges related thereto, including water and power supply and other support infrastructure. For example, water resources are scarce at the Company’s Waterberg Projects. If the Company should decide to mine at the Waterberg Projects, it will have to establish sources of water and develop the infrastructure required to transport water to the project area. Similarly, the Company will need to secure a suitable location by purchase or long-term lease of surface or access rights at the Waterberg Projects to establish the surface rights necessary to mine and process.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

It is common in new mining operations to experience unexpected costs, problems and delays during development, construction and mine ramp-up. Accordingly, there are no assurances that the Company’s properties, including the Project 1 platinum mine, will be brought into a state of commercial production.

Estimates of mineral reserves and mineral resources are based on interpretation and assumptions and are inherently imprecise.

The mineral resource and mineral reserve estimates contained in this MD&A have been determined and valued based on assumed future prices, cut-off grades and operating costs. However, until mineral deposits are actually mined and processed, mineral reserves and mineral resources must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Estimates can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. Extended declines in market prices for platinum, palladium, rhodium and gold may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Amendments to the mine plans and production profiles may be required as the amount of resources changes or upon receipt of further information during the implementation phase of the project. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition. The effect of any reductions in estimates at the Project 1 platinum mine may be exacerbated given the relatively small size of the deposit and short mine life of the project.

Actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The capital costs to take the Company’s projects into production may be significantly higher than anticipated. None of the Company’s mineral properties has an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of the Company’s mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

•	anticipated recovery rates of metals from the ore;

•	cash operating costs of comparable facilities and equipment; and

•	anticipated climatic conditions.

Capital costs, operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Company, may differ significantly from those anticipated by the Company’s current studies and estimates, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. For example, operating costs per tonne at the Project 1 platinum mine are estimated to have increased by approximately 24% since the 2009 UFS, principally as a result of increased prices for labour, power and consumables, such as drill steel, roof bolts, explosives and fuel. In addition, construction costs at the Project 1 platinum mine are estimated to have increased by approximately 14% since the 2009 UFS, primarily as a result of increased labour, construction and capital equipment costs. As a result of higher capital and operating costs, production and economic returns may differ significant from those the Company has anticipated.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

The Company is subject to the risk of fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States Dollar.

The Company may be adversely affected by foreign currency fluctuations. The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars. In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. The Company also has assets, cash and certain liabilities denominated in South African Rand. Several of the Company’s options to acquire properties or surface rights in South Africa may result in payments by the Company denominated in South African Rand or in U.S. Dollars. Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in South African Rand. Fluctuations in the exchange rates between the Canadian Dollar and the South African Rand or U.S. Dollar may have a material adverse effect on the Company’s financial results. During the year ended August 31, 2013, the Company recorded a foreign currency translation adjustment of approximately $28.2 million as a loss in other comprehensive income, which was primarily the result of translating the Company’s Rand denominated assets and liabilities in South Africa, and cash balances held in Rand, at weaker exchange rates to the Rand from Canadian Dollars at fiscal year-end on August 31, 2013.

In addition, South Africa has in the past experienced double digit rates of inflation. If South Africa experiences substantial inflation in the future, the Company’s costs in South African Rand terms will increase significantly, subject to movements in applicable exchange rates. Inflationary pressures may also curtail the Company’s ability to access global financial markets in the longer-term and its ability to fund planned capital expenditures, and could materially adversely affect the Company’s business, financial condition and results of operations. The South African government’s response to inflation or other significant macro-economic pressures may include the introduction of policies or other measures that could increase the Company’s costs, reduce operating margins and materially adversely affect its business, financial condition and results of operations.

Metal prices are subject to change, and a substantial or extended decline in such prices could materially and adversely affect the value of the Company’s mineral properties and potential future results of operations and cash flows.

Metal prices have historically been subject to significant price fluctuations. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including:

•	domestic and international economic and political trends;

•	expectations of inflation;

•	currency exchange fluctuations;

•	interest rates;

•	global or regional consumption patterns;

•	speculative activities; and

•	increases or decreases in production due to improved mining and production methods.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

Significant or continued reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the amount of the Company’s mineral reserves, the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and develop projects and, if the Company’s projects enter the production phase, the amount of the Company’s revenues or profit or loss.

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce.

The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against the Company, its directors and officers, and the experts named herein may be limited due to the fact that the Company is incorporated outside of the United States, a majority of such directors, officers, and experts reside outside of the United States and their assets may be located outside the United States. There is uncertainty as to whether foreign courts would: (a) enforce judgments of United States courts obtained against the Company, its directors and officers or the experts named herein predicated upon the civil liability provisions of the United States federal securities laws; or (b) entertain original actions brought in Canadian courts against the Company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws.

The Company will be required to provide a guarantee under the New Project Loan Facility, if consummated and secured.

The Company is currently negotiating and seeking to secure the New Project Loan Facility on behalf of Maseve. The Company expects that such facility, if consummated and if secured, will obligate the Company to provide a guarantee of the obligations of Maseve thereunder and indirectly pledge its interest in the capital of Maseve and its interests in the Waterberg Projects. Maseve holds the Mining Right to the Project 1 platinum mine. It is expected that the terms of the New Project Loan Facility agreements, if consummated and if secured, will have various covenants, including financial tests that must be satisfied during the term of the New Project Loan Facility. There can be no assurance that such tests will be satisfied. Any default under the New Project Loan Facility, including any covenants thereunder, could result in the loss of the Company’s entire interest in Maseve and the Project 1 platinum mine and its interests in the Waterberg Projects.

There may be a delay in the start-up of the Project 1 platinum mine, which could result in a default under the New Project Loan Facility, if consummated and secured.

The anticipated timelines for the completion of Phase 2 of the development of the Project 1 platinum mine and the commencement and ramp-up of production may prove to be inaccurate. Timelines are based on management’s current expectations and may be affected by a number of factors, including consultants’ analyses and recommendations, the rate at which expenditures are incurred, delays in construction schedules, further postponement of electrical distribution infrastructure by ESKOM, availability of major equipment and personnel and the Company’s ability to obtain requisite funding, permits and licenses and the Company’s ability to execute necessary agreements, some of which factors are beyond the Company’s control, and which could cause management’s timelines not to be realized. It is common for mining projects to experience unexpected costs, problems and delays. The targeted start date for first concentrate production at Project 1 has been postponed by approximately six months to mid-2015 and any further delay in the start-up of the Project 1 platinum mine could have a material adverse effect on the Company’s financial condition and prospects. A delay may also result in a default under the New Project Loan Facility, if consummated and secured, which may accelerate amounts due thereunder and permit the Lenders to realize on any applicable security thereunder. This could result in a complete loss of the Company’s investment in Maseve and the Waterberg Projects. There is no assurance that insurance for any delay in start-up at the Project 1 platinum mine will be available to the Company on economic terms or in such amounts as would be adequate to cover all losses.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

If the Company is unable to retain key members of management, the Company’s business might be harmed.

The Company’s development to date has depended, and in the future will continue to depend, on the efforts of its senior management including: R. Michael Jones, President and Chief Executive Officer and a director of the Company; Frank R. Hallam, Chief Financial Officer and Corporate Secretary and a director of the Company; and Peter Busse, Chief Operating Officer of the Company. The Company currently does not, and does not intend to, have key person insurance for these individuals. Departures by members of senior management could have a negative impact on the Company’s business, as the Company may not be able to find suitable personnel to replace departing management on a timely basis or at all. The loss of any member of the senior management team could impair the Company’s ability to execute its business plan and could therefore have a material adverse effect on the Company’s business, results of operations and financial condition.

If the Company is unable to procure the services of skilled and experienced personnel, the Company’s business might be harmed.

There is currently a shortage of skilled and experienced personnel in the mining industry in South Africa. The competition for skilled and experienced employees is exacerbated by the fact that mining companies operating in South Africa are legally obliged to recruit and retain historically disadvantaged South Africans and women with the relevant skills and experience at levels that meet the transformation objectives set out in the MPRDA and the Mining Charter. Skilled and experienced personnel are especially important at the Project 1 platinum mine since the deposit does not lend itself to mechanized methods. If the Company is unable to attract and retain sufficiently trained, skilled or experienced personnel, its business may suffer and it may experience significantly higher staff or contractor costs, which could have a material adverse effect on its business, results of operations and financial condition.

Conflicts of interest may arise among the Company’s officers and directors as a result of their involvement with other mineral resource companies.

Certain of the Company’s officers and directors are, and others may become, associated with other natural resource companies that acquire interests in mineral properties. R. Michael Jones, President and Chief Executive Officer and a director of the Company, is also the President and Chief Executive Officer and a director of WKM, a public company with mineral exploration properties in Ontario and Nevada, and a director of NE, a public company with oil properties in Alberta, Kentucky and Wyoming. Frank Hallam, Chief Financial Officer and Corporate Secretary, and a director of the Company, is also a director, Chief Financial Officer and Corporate Secretary of WKM and a director of MAG Silver Corp. (“MAG Silver”), a public company with mineral exploration properties in Mexico, Lake Shore Gold Corp., a public company with producing and exploration properties in Ontario, and NE. Eric Carlson, a director of the Company, is also a director of MAG Silver and NE. Barry Smee, a director of the Company, is also a director of Almaden Minerals Ltd., a company with projects in Mexico, the United States and Canada.

Such associations may give rise to conflicts of interest from time to time. As a result of these potential conflicts of interests, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s financial position. The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a subject involving a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.

Any disputes or disagreements with the Company’s joint venture partners could materially and adversely affect the Company’s business.

The Company participates in joint ventures and may enter into other similar arrangements in the future. PTM RSA is a party to the Maseve Shareholders Agreement related to the exploration and development of Project 1 and Project 3. Although the Company’s level of control over Maseve will increase as a result of the increase of its percentage interest above 75%, the Company will not control all matters relating to Maseve’s business. The Company is entering into arbitration proceedings against Africa Wide to determine the extent of Africa Wide's dilution of shareholding in Maseve following its failure to meet the October 18, 2013 cash call described above. Further, the Company anticipates being required to sell certain of its interests in Maseve to a HDSA company, which will reduce the Company’s level of control. In addition, PTM RSA is also a party to a letter agreement with JOGMEC and Mnombo related to the exploration and development of the Waterberg JV Project property, whereby the interests of the Company, JOGMEC and Mnombo are 37%, 37% and 26%, respectively. JOGMEC has advised the Company that it intends to transfer its interest in the Waterberg JV Project pursuant to an auction process. PTM RSA is also a 49.9% shareholder of Mnombo and the relationship among the shareholders of Mnombo is governed by a formal shareholders’ agreement. Any change in the identity, management or strategic direction of one or more of the Company’s joint venture partners, including any disagreement among the Mnombo shareholders, could materially adversely affect the Company’s business and results of operations. Additionally, if a dispute arises between the Company and a joint venture partner or the other Mnombo shareholders that cannot be resolved amicably, the Company may be unable to move its projects forward and may be involved in lengthy and costly proceedings to resolve the dispute, which could materially and adversely affect the Company’s business and results of operations.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

There may be adverse Canadian tax consequences for a foreign controlled Canadian company that acquires Common Shares of the Company

Certain adverse tax considerations may be applicable to a shareholder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for the purposes of the proposed “foreign affiliate dumping” rules in the Income Tax Act (Canada). Such shareholders should consult their tax advisors with respect to the consequences of acquiring Common Shares.

The Company is likely a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors in the Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended August 31, 2013, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Common Shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

Risks Related to the Mining Industry

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business.

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, explosions, inclement weather, cave-ins, flooding and mechanical equipment failure are inherent risks in the Company’s mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company’s mineral properties, severe damage to and destruction of the Company’s property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company’s exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents and the Company may not be able to obtain insurance to cover these risk at economically feasible premiums or at all. Insurance against certain environmental risks is not generally available to the Company or to other companies within the mining industry.

In addition, from time to time the Company may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at its properties or otherwise in connection with the Company’s operations. To the extent that the Company is subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if the Company is subject to governmental investigations or proceedings, the Company may incur significant penalties and fines, and enforcement actions against it could result in the closing of certain of the Company’s mining operations. During the period from February to March 2013 advance was halted or delayed for approximately a month due to a Notice under Section 54 of the Mine Health and Safety Act (1996). If claims and lawsuits or governmental investigations or proceedings are finally resolved against the Company, the Company’s financial performance, financial position and results of operations could be materially adversely affected. See “Project 1 – Safety” above.

The Company’s prospecting and mining rights are subject to title risks.

The Company’s prospecting and mining rights may be subject to prior unregistered agreements, transfers, claims and title may be affected by undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties. This could result in the Company not being compensated for its prior expenditures relating to the property. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. These or other defects could adversely affect the Company’s title to its properties or delay or increase the cost of the development of such prospecting rights.

The Company is subject to significant governmental regulation.

The Company’s operations and exploration and development activities in South Africa and Canada are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

•	environmental protection;

•	management and use of toxic substances and explosives;

•	management of tailings and other waste generated by the Company’s operations;

•	management of natural resources;

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

•	exploration, development of mines, production and post-closure reclamation;

•	exports and, in South Africa, potential local beneficiation quotas;

•	price controls;

•	taxation;

•	regulations concerning business dealings with local communities;

•	labour standards, BEE and occupational health and safety, including mine safety; and

•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties.

The Company may face equipment shortages, access restrictions and lack of infrastructure.

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. A delay in obtaining necessary equipment for mineral exploration, including drill rigs, could have a material adverse effect on the Company’s operations and financial results.

Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labour and other infrastructure are important determinants that affect capital and operating costs. At each of the Company’s projects, additional infrastructure will be required prior to commencement of mining. At Project 1, the Company’s most advanced project, the Company is in the process of securing additional infrastructure, including additional power and water; however, such efforts are subject to a number of risks, including risks related to inflation, cost overruns and delays, political opposition, and reliance upon third parties, many of which factors are outside the Company’s control. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Company’s projects.

Exploration of mineral properties is less intrusive, and generally requires fewer surface and access rights, than properties developed for mining. The Company believes that it has the necessary surface access rights to develop Project 1; however, the Company has not secured any surface rights at the Waterberg Projects other than those access rights legislated by the MPRDA. If a decision is made to develop the Waterberg Projects, or other projects in which the Company has yet to secure adequate surface rights, the Company will need to secure such rights. No assurances can be provided that the Company will be able to secure required surface rights on favourable terms, or at all. Any failure by the Company to secure surface rights could prevent or delay development of the Company’s projects.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

The Company’s operations are subject to environmental laws and regulations that may increase the Company’s costs of doing business and restrict its operations.

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company’s operations. Environmental hazards may exist on the Company’s properties which are unknown at present and which have been caused by previous or existing owners or operators. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more restrictive.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or a reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Company has not made any material expenditure for environmental compliance to date. However, environmental hazards may exist on the Company’s properties that are unknown at the present time, and that may have been caused by previous owners or operators or that may have occurred naturally. These hazards may give rise to significant financial obligations in the future and such obligations could have a material adverse effect on the Company’s financial performance.

The mineral exploration industry is extremely competitive.

The resource industry is intensely competitive in all of its phases. Much of the Company’s competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on the Company’s properties, require permits from various South African and Canadian national, provincial, territorial and local governmental authorities. The Mining Right for Project 1 platinum mine issued by the DMR is subject to environmental authorizations, water use licenses, land use consents and compliance with applicable legislation on an ongoing basis. The Waterberg Projects prospecting rights issued by the DMR are subject to environmental authorizations, land use consents and compliance with applicable legislation on an ongoing basis. The Company cannot be certain that all permits that it now or in the future may require for its operations will be obtainable on reasonable terms or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company has obtained, could have a material adverse impact on the Company.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

In addition, the duration and success of efforts to obtain and renew permits are contingent upon many variables not within the Company’s control. Shortage of qualified and experienced personnel in the various levels of government could result in delays or inefficiencies. Backlog within the permitting agencies could also affect the permitting timeline of the Company’s various projects. Other factors that could affect the permitting timeline include the number of other large-scale projects currently in a more advanced stage of development, which could slow down the review process, and significant public response regarding a specific project. As well, it can be difficult to assess what specific permitting requirements will ultimately apply to all of the Company’s projects.

Risks of Doing Business in South Africa

Labour disruptions and increased labour costs could have an adverse effect on the Company’s results of operations and financial condition.

Although the Company’s employees are not unionized at this time, contractors operating on the Project 1 mine site in South Africa have employees that are unionized. As a result, trade unions could have a significant impact on the Company’s labour relations, as well as on social and political reforms. There is a risk that strikes or other types of conflict with unions or employees may occur at any of the Company’s operations, particularly where the labour force is unionized. Labour disruptions may be used to advocate labour, political or social goals in the future. For example, labour disruptions may occur in sympathy with strikes or labour unrest in other sectors of the economy. In South Africa, it has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. South African employment law sets out minimum terms and conditions of employment for employees, which form the benchmark for all employment contracts. Disruptions in the Company’s business due to strikes or further developments in South African labour laws may increase the Company’s costs or alter its relationship with its employees and trade unions, which may have an adverse effect on the Company’s financial condition and operations. South Africa has recently experienced widespread illegal strikes and violence.

South African foreign exchange controls may limit repatriation of profits

South Africa’s exchange control regulations restrict the export of capital from South Africa. Although the Company is not itself subject to South African exchange control regulations, these regulations do restrict the ability of the Company’s South African subsidiaries to raise and deploy capital outside the country, to borrow money in currencies other than the South African Rand and to hold foreign currency. Exchange control regulations could make it difficult for the Company’s South African subsidiaries to: (a) export capital from South Africa; (b) hold foreign currency or incur indebtedness denominated in foreign currencies without approval of the relevant South African exchange control authorities; (c) acquire an interest in a foreign venture without approval of the relevant South African exchange control authorities and compliance with certain investment criteria; and (d) repatriate to South Africa profits of foreign operations. While the South African government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the foreseeable future. There can be no assurance that restrictions on repatriation of earnings from the South Africa will not be imposed on the Company in the future.

Socio-economic instability in South Africa or regionally, including the risk of resource nationalism, may have an adverse effect on the Company’s operations and profits.

The Company has ownership interests in significant projects in South Africa. As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in the Company.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

South Africa was transformed into a democracy in 1994. The government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact the Company’s South African business. In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. Large parts of the South African population do not have access to adequate education, health care, housing and other services, including water and electricity.

This issue was particularly poignant in late 2012 when wild-cat strikes and violence occurred near the Project 1 platinum mine and generally at other platinum mines. Although the Company has not had issues at this time at its sites, there can be no assurance that wild-cat strikes and violence will not occur at the Company’s properties in the future. Wild-cat strikes and violence at the Project 1 platinum mine may have a material negative impact on the project and its start-up mine operations. The Company faces a number of risks from deliberate, malicious or criminal acts, including theft, fraud, bribery and corruption.

The Company is also subject to the risk of resource nationalism, which encompasses a range of measures, such as expropriation or taxation, whereby governments increase their economic interest in natural resources, with or without compensation. The value of the natural mineral endowment of South Africa has become one of the major debating points in deciding how best to advance the empowerment of its historically disadvantaged individuals, groups and communities, and policies relating to resource nationalism are being debated in South Africa. The African National Congress (“ANC”) held a policy conference in June 2012 at which the “State Intervention in the Minerals Sector” report (“SIMS Report”), commissioned by the ANC, was debated. A further conference was held in December 2012 to choose a candidate to lead the party into the general elections in 2014 and to give further policy guidelines. Although wholesale nationalization was rejected, the resolution on nationalization calls for state intervention in the economy, including “state ownership”. This policy is evidenced in the amendments proposed to the MPRDA by the Mineral and Petroleum Resources Development Amendment Bill, 2013 ("Amendment Bill") which envisages a 20% free carried interest in favour of the State in future petroleum projects. At the time of this writing, the Amendment Bill is still being considered by the Parliamentary Portfolio Committee on Mineral Resources.

The Company cannot predict the future political, social and economic direction of South Africa or the manner in which government will attempt to address the country’s inequalities. Actions taken by the South African government, or by its people without the sanction of law, could have a material adverse effect on the Company’s business. Furthermore, there has been regional, political and economic instability in countries north of South Africa, which may affect South Africa. Such factors may have a negative impact on the Company’s ability to own, operate and manage its South African mining projects.

The Company’s land in South Africa could be subject to land restitution claims which could impose significant costs and burdens.

The Company’s privately held land could be subject to land restitution claims under the South African Restitution of Land Rights Act 1994 (the “Land Claims Act”). Under the Land Claims Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies, including the restoration of the land against payment to the owner of compensation by the state. Under the Land Claims Act, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998. The Company has not been notified of any land claims to date, but any claims of which it is notified in the future could have a material adverse effect on its right to the properties to which the claims relate and, as a result, on the Company’s business, operating results and financial condition.

The South African Restitution of Land Rights Amendment Act 2004 (the “Amendment Act”) became law on February 4, 2004. Under the Land Claims Act, the South African Minister for Agriculture and Land Affairs (the “Land Minister”), may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Amendment Act, however, entitles the Land Minister to acquire ownership of land by way of expropriation either for claimants who do not qualify for restitution, or, in respect of land as to which no claim has been lodged but the acquisition of which is directly related to or affected by a claim, the acquisition of which would promote restitution to those entitled or would encourage alternative relief to those not entitled. Expropriation would be subject to provisions of legislation and the South African Constitution (the “Constitution”) which provides, in general, for just and equitable compensation. There is, however, no guarantee that any of the Company’s privately held land rights could not become subject to acquisition by the state without the Company’s agreement, or that the Company would be adequately compensated for the loss of its land rights, which could have a negative impact on the Company’s South African projects and therefore an adverse effect on its business and financial condition.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

Any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the MPRDA could materially affect the Company’s projects in South Africa.

With the enactment of the MPRDA, the South African state became the sole regulator of all prospecting and mining operations in South Africa. All prospecting and mining licenses and claims granted in terms of any prior legislation became known as the “old order rights”. All prospecting and mining rights granted in terms of the MPRDA are “new order rights”. The treatment of new applications and pending applications is uncertain and any adverse decision by the relevant regulatory authorities under the MPRDA may adversely affect title to the Company’s mineral rights in South Africa, which could stop, materially delay or restrict the Company from proceeding with its exploration and development activities or any future mining operations.

A wide range of factors and principles must be taken into account by the South African Minister of Mineral Resources when considering applications for new order rights. These factors include the applicant’s access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operations, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of HDSAs in the mining industry. All of the Company’s old order prospecting rights in respect of Project 1 and Project 3 were first converted into new order prospecting rights and subsequently, in April 2012, were superseded by the Mining Right. All of the Company’s current prospecting rights are new order rights.

The assessment of some of the provisions of the MPRDA or the Mining Charter may be subjective and is dependent upon the views of the DMR as to whether the Company is in compliance. Maseve’s social and labour plan, for instance, contains both quantitative and qualitative goals, targets and commitments relating to the Company’s obligations to its employees and community residents, the achievement of some of which are not exclusively within the Company’s control.

The South African Minister of Mineral Resources has the discretion to cancel or suspend mining rights under section 47(1) of the MPRDA as a consequence of the Company’s non-compliance with the MPRDA, the Mining Charter, the terms of its Mining Right and prospecting rights or if mining is not progressing optimally. The section 47 process involves multiple, successive stages which include granting the Company a reasonable opportunity to show why its rights should not be cancelled or suspended. In terms of the provisions of section 6(2)(e)(iii) of the Promotion of Administrative Justice Act No. 3 of 2000 (“PAJA”) read with section 6 of the MPRDA, the Minister can direct the Company to take remedial measures. If such remedial measures are not taken, the Minister must again give the Company a reasonable opportunity to make representations as to why such remedial measures were not taken by it. The Minister must then properly consider the Company’s further representations (which considerations must also comply with PAJA) and only then is the Minister entitled to cancel or suspend a mining right. Any such cancellation or suspension will be subject to judicial review if it is not in compliance with the MPRDA or PAJA, or it is not lawful, reasonable and procedurally fair under section 33(1) of the Constitution.

Failure to meet its obligations in relation to its Mining Right or prospecting rights or the Mining Charter could lead to the suspension or cancellation of such rights and the suspension of the Company’s other rights, which would have a material adverse effect on the Company’s business, financial condition and results of operations.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

The failure to maintain or increase equity participation by historically disadvantaged South Africans (“HDSAs”) in the Company’s prospecting and mining operations could adversely affect the Company’s ability to maintain its prospecting and mining rights.

The Company is subject to a number of South African statutes aimed at promoting the accelerated integration of HDSAs, including the MPRDA, the BEE Act and the Mining Charter. To ensure that socioeconomic strategies are implemented, the MPRDA provides for the Codes of Good Practice for the Minerals Industry (the “Codes”) which specify empowerment targets consistent with the objectives of Mining Charter. The Mining Charter Scorecard requires the mining industry’s commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement and beneficiation. For ownership by BEE groups in mining enterprises, the Mining Charter Scorecard sets a 26% target by December 31, 2014. The Company has historically partnered with BEE groups or companies that were HDSA controlled at the time on all of its material projects in South Africa at a level of 26% at an operating or project level.

The South African government awards procurement contracts, quotas, licenses, permits and prospecting and mining rights based on numerous factors, including the degree of HDSA ownership. The MPRDA and the Mining Charter contain provisions relating to the economic empowerment of HDSAs. One of the requirements which must be met before the DMR will issue a prospecting right or mining right is that an applicant must facilitate equity participation by HDSAs in the prospecting and mining operations which result from the granting of the relevant rights. As a matter of stated policy, the DMR requires a minimum of 26% HDSA ownership for the grant of applications for mining rights. The Mining Charter requires a minimum of 26% HDSA ownership by December 31, 2014.

The Company has sought to satisfy the foregoing requirements by partnering, at the operating company level, with companies demonstrating 26% HDSA ownership. The Company has partnered with Africa Wide with respect to Maseve, which owns the Mining Right to Projects 1 and 3, and has partnered with Mnombo with respect to the Waterberg JV Project and for the prospecting rights and applications over the Waterberg Extension Project. Until the recent dilution of Africa Wide’s interest in Maseve, the Company’s BEE partners held a 26% interest in the respective operating company or project. The Company believes that Africa Wide was majority owned by HDSA individuals in 2002, when it first partnered with the Company. However, the Company’s contractual arrangements with Africa Wide do not currently require Africa Wide to maintain any minimum level of HDSA ownership or to certify the level of such ownership to the Company. In 2007, Wesizwe (which was then majority owned by HDSA individuals) acquired 100% of the shares of Africa Wide. On an application of the flow-through principles, Africa Wide remained an HDSA company. Under the terms of the Consolidation Transaction, the Company transferred its 18.5% interest in Project 2 to Wesizwe, therefore providing attributable units of production and further enhancing the ownership of mining assets by HDSA companies. Under the same transaction, Anglo acquired a then-approximately 26.9% interest in Wesizwe. In 2011, Jinchuan Group Limited of China and China Africa Development Fund, with the approval of the DMR and notwithstanding that the transaction resulted in Wesizwe not being majority owned by HDSAs, acquired a then-approximately 45% interest in Wesizwe. Although Anglo’s interest is held for preferential disposition to a qualified BEE purchaser, HDSA individuals do not currently own a majority of the Wesizwe equity. In April 2012, Maseve was granted a Mining Right over Projects 1 and 3 by the DMR and the grant of the Mining Right by the DMR, by stated policy, is an acknowledgement of Maseve's BEE compliance status as being acceptable to the DMR. There can be no assurance when, or if, the transfer of Anglo’s interest in Wesizwe to a qualified BEE purchaser will occur. Also there can be no assurance that the HDSA ownership may not be re-assessed or that the criteria for HDSA ownership may not be interpreted differently in the future. If only the direct shareholdings of Africa Wide and its parent are considered, and other factors which were considered by the DMR at the time of grant, are set aside, Maseve, solely on flow through principles was below the 26% HDSA ownership level prior to its dilution in October 2013.

The Company is satisfied that Mnombo is majority owned by HDSA individuals. The contractual arrangements between Mnombo, the Company and the HDSA shareholders require the HDSA shareholders to maintain a minimum level of HSDA ownership in Mnombo of 51%. However, if at any time Mnombo becomes a company that is not majority owned by HDSA individuals, the ownership structure of the Waterberg JV Project and the prospecting rights and applications over the Waterberg Extension Project may be deemed not to satisfy HDSA requirements.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

Subject to conditions contained in the Company’s prospecting and mining rights, the Company may be required to obtain approval from the DMR prior to undergoing any change in its empowerment status under the Mining Charter. In addition, if the Company or its BEE partners are found to be in non-compliance with the requirements of the Mining Charter and other BEE regulations, including failure to retain the requisite level of HDSA ownership, the Company may face possible suspension or cancellation of its mining rights under section 47 of the MPRDA. See “Risk Factors – Any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the MPRDA could materially affect the Company’s projects in South Africa”.

In addition, there have been a number of proposals made at governmental level in South Africa regarding amendments and clarifications to the methodology for determining HDSA ownership and control of mining businesses, including the Amendment Bill, which create greater uncertainty in measuring the Company’s progress towards, and compliance with, its commitments under the Mining Charter and other BEE regulations. If implemented, any of these proposals could result in, among other things, stricter criteria for qualification as an HDSA investor.

If the Company is required to increase the percentage of HDSA ownership in any of its operating companies or projects, the Company’s interests may be diluted. In addition, it is possible that any such transactions or plans, or the investment by a new BEE partner in Maseve to maintain a 26% interest by bona fide BEE companies, may need to be executed at a discount to the proper economic value of the Company’s operating assets or it may also prove necessary for the Company to provide vendor financing or other support in respect of some or all of the consideration which may be on non-commercial terms. Under the terms of the Maseve Shareholders Agreement, if Maseve is instructed by the DMR to increase its HDSA ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide, notwithstanding that Africa Wide holds, subject to the upcoming arbitration, only 22.45% of the equity.

Currently, the South African Department of Trade and Industry is responsible for leading government action on the implementation of BEE initiatives under the auspices of the BEE Act and the Broad Based Black Economic Empowerment Codes of Good Practice (“Codes of Good Practice”), while certain industries have their own transformation charters administered by the relevant government department (in this case, the DMR). The Broad-based Black Economic Empowerment Bill ("BEE Bill") proposes changes to the BEE Act which, if implemented, would provide a standard framework for the measurement of BEE compliance across all sectors of the economy. There is a risk that all of the industry specific transformation charters, including the Mining Charter under which the Company has agreed targets with the DMR and against which the Company currently measures its compliance through the Mining Charter Scorecard, may be superseded, in which case the Company would be required to comply with the criteria set forth under the BEE Act and any new or revised Codes of Good Practice. The BEE Bill has passed through the parliamentary process and is awaiting signing into law. However, the impacts of the BEE Bill are uncertain and the Company cannot predict the scope or timing of such amendments or modifications to the BEE Act, Codes of Good Practice or the Mining Charter, and the impact that these amendments or modifications may have on its business.

If the Company is unable to achieve or maintain its empowered status under the Mining Charter or comply with any other BEE regulations or policies, it may not be able to maintain its existing prospecting and mining rights and/or acquire any new rights and therefore would be obliged to suspend or dispose of some or all of its operations in South Africa, which would likely have a material adverse effect on the Company’s business, financial condition and results of operations.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

Changes in South African State royalties where many of the Company’s mineral reserves are located could have an adverse effect on the Company’s results of operations and its financial condition.

The Mineral and Petroleum Resources Royalty Act, 2008 (“Royalty Act”) effectively came into operation on May 1, 2009. The Royalty Act establishes a variable royalty rate regime, in which the prevailing royalty rate for the year of assessment is assessed against the gross sales of the extractor during the year. The royalty rate is calculated based on the profitability of the mine (earnings before interest and taxes) and varies depending on whether the mineral is transferred in refined or unrefined form. The minimum royalty rate is 0.5% and the maximum royalty rate for mineral resources transferred in unrefined form is 7% of gross sales. For mineral resources transferred in refined form the maximum royalty rate is 5% of gross sales. The royalty will be a tax deductible expense. The royalty becomes payable when the mineral resource is “transferred”, which refers to the disposal of a mineral resource, the export of a mineral resource, or the consumption, theft, destruction or loss of a mineral resource. The Royalty Act allows the holder of a mining right to enter into an agreement with the tax authorities to fix the percentage royalty that will be payable in respect of all mining operations carried out in respect of that resource for as long as the extractor holds the right. The holder of a mining right may withdraw from such agreement at any time.

The feasibility studies covering the Company’s South African projects made certain assumptions related to the expected royalty rates under the Royalty Act. If and when the Company begins earning revenue from its South African mining projects, and if the royalties under the Royalty Act differ from those assumed in the feasibility studies, this new royalty could have a material and adverse impact on the economic viability of the Company’s projects in South Africa, as well as on the Company’s prospects, financial condition and results of operations.

Characteristics of and changes in the tax systems in South Africa could materially adversely affect the Company’s business, financial condition and results of operations.

The Company’s subsidiaries pay different types of governmental taxes in South Africa, including corporation tax, payroll taxes, VAT, state royalties, community royalties, various forms of duties, dividend withholding tax and interest withholding tax. The tax regime in South Africa is subject to change.

The ruling party, the ANC, held a policy conference in June 2012 at which the SIMS Report commissioned by the ANC was debated. The SIMS Report includes a proposal for a super tax of 50% of all profits above a 15% return on investment, which would apply in respect of all metals and minerals. If a super profits tax is implemented, the Company may realize lower after-tax profits and cash flows from its current mining operations and may decide not to pursue certain new projects, as such a tax could render these opportunities uneconomic.

It is also possible that the Company could become subject to taxation in South Africa that is not currently anticipated, which could have a material adverse effect on its business, financial condition and results of operations.

Carbon Tax/Climate Change Policies

In May 2013, the South African Government released the Carbon Tax Policy Paper which serves as an update to the Carbon Tax Discussion Paper on the introduction of a carbon-pricing mechanism in South Africa with the aim of reducing the emission of greenhouse gases. Currently, the Carbon Tax Policy Paper proposes that the carbon tax be implemented in accordance with a phased approach. The first phase will be for five years, effective from 1 January 2015 to 31 December 2019. During the first phase, it is proposed that carbon tax be introduced at R120 per ton of carbon dioxide equivalent, increasing at 10% per annum. Further, 60% of emissions would initially be tax exempt. When the tax free thresholds are taken into account, the effective tax rate will range between R12 and R48 per ton of carbon dioxide equivalent.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

The second phase to for the implementation of the carbon tax will be for another 5 years from 2020 to 2025.

To date, the South African Government has not issued any further updates on the status of the Carbon Tax Policy Paper.

Risks Relating to the Company’s Common Shares

The Company has never paid dividends and does not expect to do so in the foreseeable future.

The Company has not paid any dividends since incorporation and it has no plans to pay dividends in the foreseeable future. The Company’s directors will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the Common Shares are entitled to an equal share of any dividends declared and paid.

The Company’s Common Share price has been volatile in recent years

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development-stage mining companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Common Shares on the Toronto Stock Exchange fluctuated from a high of $1.51 to a low of $0.75 and on the NYSE MKT LLC (“NYSE MKT”) from a high of US$1.52 to a low of US$0.77 during the twelve month period ending August 31, 2013. There can be no assurance that continual fluctuations in price will not occur.

The factors influencing such volatility include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in precious metal prices or other mineral prices, currency exchange fluctuations and the Company’s financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares include the following:

•	the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities;

•	lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of securities of the Company;

•	the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and

•

a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

The Company’s growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

Global financial conditions continue to be characterized by extreme volatility. Following the credit crisis that began in 2008, global markets continue to be adversely impacted by the European debt crisis and high fuel and energy costs. Many industries, including the mining industry, are impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future economic shocks may be precipitated by a number of causes, including the ongoing European debt crisis, a continued rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

Future sales or issuances of equity securities could decrease the value of the Common Shares, dilute investors’ voting power and reduce the Company’s earnings per share.

The Company may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions or other projects. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Exercises of presently outstanding share options may also result in dilution to security holders.

The board of directors of the Company has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Company will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares.

Sales of substantial amounts of the Company’s securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company’s securities and dilute investors’ earnings per share. A decline in the market prices of Company’s securities could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

5.           OUTLOOK

At present Platinum Group is continuing with construction at Project 1 with current contractors and has stopped significant new contracts. Africa Wide’s failure to fund its share of Project 1 costs on an ongoing basis has resulted in the need for the Company to restructure its financial plan for the completion of Project

1. See “Project 1 - Senior Loan Facility”, “Liquidity and Capital Resources” and “Risk Factors” above for a further discussion.

The Company’s key business objectives for 2013 and into 2014 will be to restructure and close the New Project Loan Facility or other financing for Project 1, continue with the underground development and mine construction at Project 1 and continue exploration on both the Waterberg JV Project property and the Waterberg Extension Project.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

Commencement of Phase 2 development at Project 1 began in January 2013 and will utilize the Company’s cash on hand in measured stages until the proposed New Project Loan Facility or other financing is completed and in place. In the event that the New Project Loan Facility is not completed and available to the Company by the beginning of calendar 2014, the Company would likely need to alter its business plan. A first alternative business plan would be the sourcing and completion of alternative debt and/or equity financing in order to complete the existing Phase 2 development schedule, although there is no guarantee that such funding would be available to the Company. A second option would be the suspension of Phase 2 development and the potential sale of ore from underground workings at Project 1 already established. In this second scenario, a milling and concentrating facility would not be immediately built and the construction of such facilities would be postponed until funding became available.

The Company plans to continue working with its joint venture partner JOGMEC, who is also providing funding, to conduct exploration on the Waterberg JV Project. A preliminary economic assessment is being undertaken for the Joint Venture project and is targeted for completion at the end of calendar 2013.

6.           CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses. The Company’s accounting policies are described in note 2 of our audited annual consolidated financial statements for the year ended August 31, 2013.

Review of asset carrying values and impairment

In accordance with the Company’s accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value less costs to sell and value in use requires management to make estimates and assumptions about expected production, commodity prices, reserves, operating costs, closure and rehabilitation costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the income statement.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

Income and Resource Taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact on depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

7.           DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer have evaluated the Company’s disclosure control procedures as of August 31, 2013 through inquiry, review and testing, as well as by drawing upon their own relevant experience. The Chief Executive Officer and the Chief Financial Officer have concluded that as at August 31, 2013 the Company’s disclosure control procedures were effective.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company’s internal control over financial reporting as at each fiscal year end. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting as at August 31, 2013. Based on this evaluation, management has concluded that as at August 31, 2013, the Company’s internal controls over financial reporting was effective.

Changes in Internal Controls over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the quarter ended August 31, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Exemption from Section 404(b) of the Sarbanes-Oxley Act

Under the Jumpstart Our Business & Startups Act (“JOBS Act”) emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company under the JOBS Act and therefore has not included an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting in this MD&A or in its audited annual consolidated financial statements for the year ended August 31, 2013.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2013

8.              OTHER INFORMATION

Additional information relating to the Company for the year ending August 31, 2013 may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company’s audited annual consolidated financial statements for the year ended August 31, 2013 together with the notes thereto as well as the Company’s 2013 Annual Information Form.

On July 10, 2012, the Company announced that its board of directors had approved the adoption of a shareholder rights plan dated July 9, 2012 subject to shareholder approval. The shareholder rights became effective, subject to shareholder ratification within six months of the date the shareholder rights plan was adopted. The shareholders rights plan was voted upon and approved by shareholders at the Company’s annual general meeting on January 8, 2013.

LIST OF DIRECTORS AND OFFICERS

a)	Directors:	b)	Officers:
	R. Michael Jones		R. Michael Jones (Chief Executive Officer)
	Frank R. Hallam (Secretary)		Frank R. Hallam (Chief Financial Officer)
	Iain McLean		Peter C. Busse (Chief Operating Officer)
	Eric Carlson		Kris Begic (VP, Corporate Development)
Barry W. Smee
Timothy Marlow
Diana Walters